YOGA CLUB, LLC

SECOND AMENDED LIMITED LIABILITY COMPANY AGREEMENT

December 31, 2017

YOGA CLUB, LLC

SECOND AMENDED LIMITED LIABILITY COMPANY AGREEMENT

This Second Amended Limited Liability Company Agreement (the "**Agreement**") of Yoga Club, LLC (the "**LLC**") is entered into pursuant to the Delaware Limited Liability Company Act, Delaware Code Ann. Title 6, §§18-101, et seq. (the "**Act**"), effective as of December 31, 2017 (the "**Effective Date**"), by and among the Members set forth on Exhibit A hereto, each having duly executed this Agreement or a counterpart to this Agreement intending to be legally bound by the following terms and conditions, and such other Persons who may hereafter be admitted from time to time as members in accordance with the provisions hereof (collectively, the "**Members**"). The Members desire that this Agreement replace and supersede all prior written and oral agreements by and among the Members, including the Limited Liability Company Agreement dated as of December 4, 2016 and the First Amended Limited Liability Company Agreement dated as of August 2017.

RECITALS

NOW, THEREFORE, in consideration of the mutual promises and covenants contained in this Agreement and for other good and valuable consideration, the receipt and sufficiency of which are hereby acknowledged, the Members hereby agree as follows:

ARTICLE I
DEFINITIONS

1.1 **Definitions**. The following terms shall have the meanings set forth for purposes of this Agreement:

(a) "**1934 Act**" shall mean the Securities Exchange Act of 1934, as amended.

(b) "**Accounting Period**" shall mean for each Fiscal Year the period beginning on the 1st of January and ending on the 31st of December; *provided, however*, that the first Accounting Period commenced on the date of formation of the LLC and shall end on December 31 of the year of formation of the LLC; and *provided*, *further*, that, at the election of the Voting Members, a new Accounting Period shall commence on any date on which an Additional Member is admitted to the LLC or a Member ceases to be a Member for any reason.

(c) "**Act**" shall have the meaning ascribed to it in the Preamble.

(d) "**Affiliates**" shall mean, with respect to any specified Person, a Person that directly or indirectly, through one or more intermediaries, controls, is controlled by or is under common control with, the Person specified, including, without limitation, any venture capital fund now or hereafter existing which is controlled by or under common control with such Person or which shares the same management company with such Person.

(e) "**Agreement**" shall mean this Second Amended Limited Liability Company Agreement of the LLC as the same shall be amended from time to time.

(f) "**Approved Sale**" shall have the meaning ascribed to it in Section 10.10.

(g) "**Beneficial Owner**" shall have the meaning ascribed to it in Section 3.5(g).

(h) "**Budget Act**" shall have the meaning ascribed to it in Section 7.5.

(i) "**Business Day**" shall mean any day on which banks located in Los Angeles, California are not required or authorized by law to remain closed.

(j) "**Capital Account**" shall mean, with respect to any Member, the account maintained for such Member in accordance with the provisions of Section 8.1(a) hereof.

(k) "**Capital Contribution**" shall mean, with respect to any Member, any contribution to the LLC by such Member of cash or other property. Any reference in this Agreement to the Capital Contribution of a Member shall include the Capital Contribution made by any predecessor holder of the Interest of that Member.

(l) "**Carrying Value**" shall mean:

(i) with respect to any LLC asset, the asset's adjusted basis for U.S. federal income tax purposes, except as follows:

(A) the Carrying Value of any asset contributed or deemed contributed by a Member to the LLC shall be the fair market value of such asset at the time of contribution as determined by agreement of the Members;

(B) the Carrying Value of any asset distributed or deemed distributed by the LLC to any Member shall be adjusted immediately prior to such distribution to equal its fair market value at such time;

(C) the Carrying Values of all LLC assets shall be adjusted to equal their respective fair market values as of the following times:

(D) immediately prior to the date of the acquisition of any additional Interest (including any Voting Units issued as Profits Interests) by any new or existing Member, other than in exchange for a de minimis Capital Contribution (except with respect to the issuance of Voting Units issued as Profits Interest);

(E) immediately prior to the date of the distribution of more than a de minimis amount of LLC property to a Member;

(F) the liquidation of the LLC within the meaning of Treasury Regulations Section 1.704-1(b)(2)(ii)(g); and

(G) in connection with the grant of an Interest (other than a de minimis interest) as consideration for the provision of services to or for the benefit of the LLC or a subsidiary of the LLC by an existing Member acting in a partner capacity, or by a new Member acting in a partner capacity in anticipation of becoming a Member; provided that an adjustment described in subclauses (A), (B) and (D) of this clause (i) shall be made only if the Voting Members reasonably determine that such adjustment is necessary to reflect the collective economic interests of the Members in the LLC.

In the case of any asset that has a Carrying Value determined pursuant to subclauses (A), (B) and (D) above, depreciation or deductions shall be computed based on the asset's Carrying Value as so determined, and not on the asset's adjusted tax basis, as more fully described under the definition of Net Income and Net Loss below.

(ii) with respect to any liability, at a given time, the amount of such liability to the extent:

(A) reflected in the basis of any asset;

(B) previously or currently deductible in computing Net Income or Net Loss or otherwise for Capital Account maintenance purposes; or

(C) otherwise previously taken into account for Capital Account maintenance purposes.

(m) "**Certificate**" shall have the meaning ascribed to it in Section 2.1.

(n) **"Change in Control"** means the occurrence of any of the following in a single transaction (or series of related transactions):

(i) any Person or entity (other than a current member) or group of Persons acting in concert becomes the beneficial owner, directly or indirectly, of more than 50% of the total fair market value of the LLC or total voting power of the LLC; or

(ii) a sale of all or substantially all of the LLC's assets, calculated on a consolidated basis.

For the avoidance of doubt, a purchase or acquisition of equity interest in the LLC by a current Voting Member, which results in that Voting Member owning more than 50% of the total Class A Voting Units shall not constitute a "**Change in Control**."

(o) "**Code**" shall mean the Internal Revenue Code of 1986, as amended.

(p) "**Compensation Amount**" shall have the meaning ascribed to it in Section 3.16.

(q) "**Contingent Consideration**" shall have the meaning ascribed to it in Section 9.3(b).

(r) “**Convertible Securities**” means convertible Units or other securities convertible into or exchangeable for (i) Units or (ii) any other securities evidencing an ownership interest in the LLC, including, without limitation warrants and options.

(s) “**DGCL**” shall mean the Delaware General Company Law, 8 Del. Code § 101 et seq.

(t) “**Designated Jurisdiction**” shall mean California.

(u) “**Effective Date**” shall have the meaning ascribed to it in the Preamble.

(v) “**Electronic Signature**” shall have the meaning ascribed to it in Section 13.12.

(w) “**Equity Securities**” shall mean any Units, any securities evidencing an ownership interest in the LLC, or any Convertible Securities.

(x) “**Estimated Tax Period**” shall mean, for each Fiscal Year, the periods of January 1 through March 31, April 1 through May 31, June 1 through August 31, and September 1 through December 31.

(y) “**Estimated Tax Distribution**” shall have the meaning ascribed to it in Section 9.2.

(z) “**Fiscal Year**” shall mean the taxable year of the LLC, which shall be the period from January 1 to December 31 of each year, except as otherwise required by the Code.

(aa) **“Founders”** means the founding members of the LLC: Brent Freeman, Nicholas Nomann, David Palmer and Scott Yamano.

(bb) “**GAAP**” shall mean United States generally accepted accounting principles.

(cc) “**Imputed Underpayment**” shall have the meaning ascribed to it in Section 7.5.

(dd) “**Indebtedness**” shall mean as to any Person: (i) all obligations, whether or not contingent, of such Person for borrowed money (including, without limitation, reimbursement and all other obligations with respect to surety bonds, letters of credit and bankers’ acceptances, whether or not matured); (ii) all obligations of such Person evidenced by notes, bonds, debentures or similar instruments; (iii) all obligations of such Person under leases which have been or should be, in accordance with GAAP, recorded as capital leases; (iv) all indebtedness secured by any Lien on any property or asset owned or held by that Person regardless of whether the indebtedness secured thereby shall have been assumed by that Person of is non-recourse to the credit of that Person; and (v) all Indebtedness of any other Person referred to in clauses (i) through (iv) above, guaranteed, directly or indirectly, by that Person; but excluding all obligations of such Person for deferred rent.

(ee) “**Initial Public Offering**” shall mean a firm commitment underwritten public offering of the equity of the LLC (or its successor entity).

(ff) “**Interest**” shall mean the Units of a Member in the LLC and includes all of the respective rights and responsibilities appurtenant thereto, including the right, if any, to vote, the Capital Account maintained for such Member and the right to receive allocations of Net Income and Net Losses pursuant to Article IX, and the right to receive distributions of cash or property of the LLC.

(gg) “**IRS**” shall have the meaning ascribed to it in Section 7.5.

(hh) “**Law**” shall mean any constitutional provision, law, statute, rule, regulation (including any stock exchange rule or regulation), ordinance, treaty, order, decree, license, permit, policy, guideline, consent, approval, certificate, judgment or decision of any governmental authority or any judgment, decree, injunction, writ, order or like action of any court or other judicial or quasi-judicial tribunal.

(ii) “**LLC**” shall have the meaning ascribed to it in the Preamble.

(jj) “**Lien**” shall mean any mortgage, deed of trust, pledge, hypothecation, assignment, encumbrance, lien (statutory or other) or other security interest of any kind or nature whatsoever, including, without limitation, those created by, arising under or evidenced by any conditional sale or other title retention contract, the interest of a lessor under a lease which in accordance with GAAP should be recorded as a capital lease, or any financing lease having substantially the same economic effect as any of the foregoing.

(kk) “**Liquidation Event**” shall mean, in one transaction or series of related transactions, (i) the closing of the sale, transfer, exclusive license, or other disposition (whether by merger, consolidation or otherwise) of all or substantially all of (1) the assets of the LLC or (2) the assets or equity securities of one or more direct or indirect subsidiaries of the LLC constituting all or substantially all of the assets of the LLC (determined on a consolidated basis with all of the LLC’s direct and indirect subsidiaries); (ii) the consummation of the merger or consolidation of the LLC with or into another entity (except a merger or consolidation of the LLC in which the holders of equity securities of the LLC immediately prior to such merger or consolidation continue to hold (1) at least fifty percent (50%) of the voting power of the equity securities of the surviving entity of such merger or consolidation in substantially the same proportions (relative to all such holders) as immediately prior to the merger or consolidation and (2) securities with rights, preferences and powers that are substantially identical to the rights, preferences and powers of the securities they held immediately prior to such merger or consolidation); (iii) the closing of the transfer (whether by merger, consolidation or otherwise) in one transaction or series of related transactions to a Person or group of affiliated Persons (other than an underwriter of the LLC’s securities) of the LLC’s securities if, after such closing, such Person or group of affiliated Persons would hold fifty percent (50%) or more of the outstanding voting securities of the LLC (or the surviving or acquiring entity); (iv) the consummation of the merger or consolidation of one or more direct or indirect subsidiaries of the LLC, the assets of which subsidiary or subsidiaries (including, without limitation, the equity securities of such subsidiary or subsidiaries) constitute all or substantially all of the assets of the LLC (determined on a consolidated basis with all of the

LLC's direct and indirect subsidiaries) with or into another entity (except a merger or consolidation of such subsidiary or subsidiaries (1) in which the holders of equity securities of the LLC immediately prior to such merger or consolidation continue to hold (x) at least fifty percent (50%) of the voting power of the equity securities of the surviving entity of such merger or consolidation in substantially the same proportions (relative to all such holders) as immediately prior to the merger or consolidation, (y) securities with rights, preferences and powers that are substantially identical to the rights, preferences and powers of the securities they held immediately prior to such merger or consolidation, and (z) the surviving or acquiring entity in such merger or consolidation is a wholly owned direct or indirect subsidiary of the LLC or (2) a merger or consolidation of a wholly owned direct or indirect subsidiary of the LLC with the LLC or another such wholly owned direct or indirect subsidiary); or (v) the liquidation, dissolution or winding up of the LLC.

(ll) "**Majority in Interest**" means more than 50% of the total Percentage Voting Interests of all Voting Members entitled to vote, approve or consent to any act, activity or matter in accordance with this Agreement.

(mm) **"Managers"**, within the meaning of Section 18-101(10) or Section 18-402 of the Act, shall be the "Voting Members" of the LLC.

(nn) "**Members**" and "**Member**" means the Persons listed as members on Exhibit A (as may be amended from time to time) and any other Person that both acquires an Interest and is admitted to the LLC as a Member in accordance with the terms of this Agreement.

(oo) "**Net Income**" and "**Net Loss**" shall mean, for each Accounting Period, an amount equal to the LLC's net taxable income or loss for such Accounting Period, determined in accordance with Code Section 703(a) (it being understood that for this purpose, all items of income, gain, loss or deduction required to be stated separately pursuant to Section 703(a)(1) of the Code shall be included in such taxable income or loss) and determined in accordance with the accounting method used by the LLC for U.S. Federal income tax purposes with the following adjustments (without duplication):

(i) all items of income, gain, loss or deduction specifically allocated pursuant to Section 9.3 shall not be taken into account in computing such taxable income or loss;

(ii) any income of the LLC that is exempt from U.S. Federal income taxation and not otherwise taken into account in computing Net Income and Net Loss shall be added to such taxable income or loss;

(iii) if the Carrying Value of any asset differs from its adjusted tax basis for U.S. Federal income tax purposes, any gain or loss resulting from a disposition of such asset shall be calculated with reference to such Carrying Value;

(iv) upon an adjustment to the Carrying Value of any asset pursuant to clauses (B) or (C) of subsection (i) of the definition of Carrying Value (other than an adjustment in respect of depreciation), the amount of the adjustment shall be included as gain or loss in computing such taxable income or loss;

(v) if the Carrying Value of any asset differs from its adjusted tax basis for U.S. Federal income tax purposes the amount of depreciation, amortization or cost recovery deductions with respect to such asset for purposes of determining Net Income and Net Loss shall be an amount which bears the same ratio to such Carrying Value as the U.S. Federal income tax depreciation, amortization or other cost recovery deductions bears to such adjusted tax basis (*provided* that if the U.S. Federal income tax depreciation, amortization or other cost recovery deduction is zero, the Voting Members may use any reasonable method for purposes of determining depreciation, amortization or other cost recovery deductions in calculating Net Income and Net Loss; and

(vi) except for items set forth in clauses (i) through (iv) above, any expenditures of the LLC not deductible in computing taxable income or loss, not properly capitalizable and not otherwise taken into account in computing Net Income and Net Loss pursuant to this definition shall be treated as deductible items.

(pp) "**Nonrecourse Deductions**" shall be as defined in Treasury Regulations Section 1.704-2(b). The amount of Partner Nonrecourse Deductions for a Fiscal Year equals the net increase, if any, in the amount of Partnership Minimum Gain during that Fiscal Year, determined according to the provisions of Treasury Regulations Section 1.704-2(c).

(qq) "**Non-Voting Member**" shall mean a holder of a Class B Non-Voting Unit or Class C Preferred Non-Voting Unit.

(rr) "**Non-Voting Unit**" shall mean a Class B Non-Voting Unit or Class C Preferred Non-Voting Unit that does not vote, has no voting rights, and shall have no right or authority to act for the LLC or vote upon or approve any matters submitted to the Members for approval, except as expressly provided herein.

(ss) "**Partner Nonrecourse Debt Minimum Gain**" shall mean an amount with respect to each partner nonrecourse debt (as defined in Treasury Regulations Section 1.704-2(b)(4)) equal to the Partnership Minimum Gain that would result if such partner nonrecourse debt were treated as a nonrecourse liability (as defined in Treasury Regulations Section 1.752-1(a)(2)) determined in accordance with Treasury Regulations Section 1.704-2(i)(3).

(tt) "**Partner Nonrecourse Deductions**" shall be as defined in U.S. Treasury Regulations Section 1.704-2(i)(2).

(uu) "**Partnership Minimum Gain**" shall be as defined in Treasury Regulations Section 1.704-2(b)(2) and 1.704-2(d).

(vv) "**Percentage Voting Interest**" shall have the meaning ascribed to it in Section 3.2(a).

(ww) "**Percentage Membership Interest**" shall mean the percentage interest of a Member in the LLC (or the percentage interest of a Member in a Class of Units or a specific number of Units in such Class), as may be adjusted from time to time pursuant to the terms of this Agreement, which shall be calculated by dividing the number of Units held by such Member by the total number of Units outstanding from time to time (or, with respect to a percentage interest

in a particular Class of Units, the percentage achieved by dividing the number of Units of a particular Class held by such Member by the total number of Units of such Class).

(xx) "**Person**" shall mean a natural person, partnership (whether general or limited and whether domestic or foreign), limited liability company, foreign limited liability company, trust, estate, association, corporation, custodian, nominee or any other individual or entity in its own or representative capacity.

(yy) "**Phantom Units**" shall have the meaning ascribed to it in Section 3.3.

(zz) "**Profits Interest Threshold Amount**" for a Unit intended to be a Profits Interest shall mean, unless otherwise determined by the Voting Members, an amount equal to the amount that would be distributed in respect of a Unit that has no Profits Interest Threshold Amount, if, immediately after such Unit is issued, the LLC were to liquidate completely and in connection with such liquidation (i) sell all of its assets at their fair market values, (ii) settle all of its liabilities to the extent of the available assets of the LLC (but limited, in the case of nonrecourse liabilities as to which the creditors' rights to repayment are limited solely to one or more assets of the LLC, to the value of such assets), and (iii) each holder of Units were to pay to the LLC at that time the amount of any obligation then unconditionally due to the LLC, and then the LLC were to distribute any remaining cash and other proceeds to the holders of Units in accordance with the distribution provisions of Section 9.3(a); *provided*, *however*, the Profits Interest Threshold Amount shall not be less than zero dollars ($0). The Voting Members shall have the discretion to set any Unit's Profits Interest Threshold Amount to equal an amount that is greater than the amount determined in the prior sentence. The Profits Interest Threshold Amount of a Unit shall be reduced (but not below zero dollars ($0)) dollar-for-dollar by the amount by which distributions with respect to such Unit were previously reduced by reason of the existence of the Profits Interest Threshold Amount. The Voting Members shall have the discretion to reduce the Profits Interest Threshold Amount with respect to any Unit if, subsequent to the grant of such Unit, the fair market value (as determined by the Voting Members in their sole discretion) of the LLC declines.

(aaa) "**Profits Interest**" shall mean a Unit that is issued with a Profits Interest Threshold Amount that is at least equal to the greater of zero (0) or the amount that the Voting Members determine would, on the date of issuance of such Unit, be distributed in respect of a Unit that has no Profits Interest Threshold Amount, if, immediately after such Unit is issued, the LLC were to liquidate completely and in connection with such liquidation (i) sell all of its assets at their fair market values, (ii) settle all of its liabilities to the extent of the available assets of the LLC (but limited, in the case of nonrecourse liabilities as to which the creditors' rights to repayment are limited solely to one or more assets of the LLC, to the value of such assets), and (iii) each holder of Units were to pay to the LLC at that time the amount of any obligation then unconditionally due to the LLC, and then the LLC were to distribute any remaining cash and other proceeds to the holders of Units in accordance with the distribution provisions of Section 9.3(a) (subject to adjustment as provided herein). A Unit with a Profits Interest Threshold Amount that is at least equal to its Profit Interest Target Amount is intended to meet the definition of a "profits interest" in IRS. Revenue Procedures 93-27 and 2001-43 and the provisions of this Agreement shall be interpreted and applies consistently with such intention. A Unit that is issued with a Profits Interest Threshold Amount that is at least equal to its Profit Interest Target Amount shall be treated in the same manner as any other Unit of the same class for all purposes of this Agreement.

(bbb) "**Profits Interest Target Amount**" shall mean in respect of each Unit that is issued, the amount specified in respect of that Unit in the first sentence of the definition of Profits Interest.

(ccc) "**Proposed Revenue Procedure**" shall have the meaning ascribed to it in Section 8.3(i).

(ddd) "**Proprietary Information**" shall have the meaning ascribed to it in Section 7.6.

(eee) "**Rules**" shall have the meaning ascribed to it in Section 11.4.

(fff) "**Safe Harbor**" shall have the meaning ascribed to it in Section 8.7.

(ggg) "**SEC**" shall mean the U.S. Securities and Exchange Commission.

(hhh) "**Securities Act**" shall mean the Securities Act of 1933, as amended from time to time, and the rules and regulations thereunder.

(iii) "**TMP**" shall have the meaning ascribed to it in Section 7.5.

(jjj) "**Transfer**" shall have the meaning ascribed to it in Section 10.1.

(kkk) "**Treasury Regulations**" shall mean regulations issued pursuant to the Code.

(lll) "**Units**" shall mean units of Interests held by a Member representing such Member's membership interest in the LLC, whether held in the form of Class A Voting Units, Class B Non-Voting Units or Class C Preferred Non-Voting Units, or any other type of units or other Interests in the LLC as may be issued by the LLC.

(mmm)"**Unreturned Capital Contributions**" shall mean, with respect to each Unit, the aggregate Capital Contributions made in respect of such Unit, reduced by distributions made with respect to (or by reference to) such Unit under Section 9.3(a)(i) and Section 12.4 as it relates to Section 9.3(a)(i), treating for this purpose any Capital Contributions made by any Member and any distributions received by such Member as made or received pro rata in respect of each Unit held by such Member.

(nnn) "**Voting Members**" shall mean Members with Class A Voting Units who will serve collectively as the Managers of the LLC pursuant to Section 5.1.

(ooo) "**Voting Units**" shall mean the 8,000,000 Class A Voting Units authorized and issued hereunder, the holders of which have the right to vote upon all matters upon which Members have the right to vote under the Act or under this Agreement, in proportion to their respective Percentage Voting Interest.

ARTICLE II
FORMATION OF LIMITED LIABILITY COMPANY

2.1 **Formation**. The LLC has been formed as a Delaware limited liability company by the execution and filing of a Certificate of Formation (as the same may be amended from time to time, the "**Certificate**") by an authorized person as required by the Act. The rights, powers, duties, obligations and liabilities of the Members (in their respective capacities as such) shall be determined pursuant to the Act and this Agreement. To the extent that the rights, powers, duties, obligations and liabilities of any Member (in its capacity as such) are different by reason of any provision of this Agreement than they would be in the absence of such provision, this Agreement shall, to the extent permitted by the Act, control. The Members hereby ratify the actions of the organizer of the LLC.

2.2 **Name and Principal Place of Business**. Unless and until amended in accordance with this Agreement and the Act, the name of the LLC will be "Yoga Club, LLC." The principal place of business of the LLC shall initially be located at 214 Main Street, #296, El Segundo, California 90245, or such other location as the Voting Members may, from time to time, designate. The address of the LLC's registered office in the State of Delaware, and the name of the registered agent for service of process, shall be The Corporation Trust Company, Corporation Trust Center, 1209 Orange Street, Wilmington, Delaware 19801, or such other place or person in the State of Delaware as the Voting Members shall designate.

2.3 **Agreement**. For and in consideration of the mutual covenants herein contained and for other good and valuable consideration, the receipt and sufficiency of which is hereby acknowledged, the Members executing this Agreement hereby agree to the terms and conditions of this Agreement, as it may from time to time be amended. It is the express intention of the parties hereto that this Agreement shall be the sole statement of agreement among them, and, except to the extent a provision of this Agreement expressly incorporates federal income tax rules by reference to sections of the Code or Treasury Regulations or is expressly prohibited or ineffective under the Act, this Agreement shall govern even when inconsistent with or different from the provisions of the Act or any other law or rule. To the extent any provision of this Agreement is prohibited or ineffective under the Act, this Agreement shall be considered amended to the smallest degree possible in order to make this Agreement effective under the Act. In the event the Act is subsequently amended or interpreted in such a way to make valid any provision of this Agreement that was formerly invalid, such provision shall be considered to be a part of this Agreement from and after the date of such interpretation or amendment.

2.4 **Business**. The LLC may engage in any lawful business permitted under the Act or the laws of any jurisdiction in which the LLC may do business.

2.5 **Definitions**. Terms not otherwise defined in this Agreement shall have the meanings set forth in Article I.

2.6 **Term**. The term of the LLC commenced on the date the Certificate was filed with the Secretary of State of the State of Delaware in accordance with the Act and shall continue unless the LLC's existence is terminated pursuant to Article XII of this Agreement.

ARTICLE III
MEMBERS AND INTERESTS

3.1 **Units Generally**. The Interest of each of the Members in the LLC shall consist of a number of "**Units**." Units may be issued in one or more classes or series of classes, as approved by the Voting Members. Except as otherwise provided in this Agreement or the Act, each Member holding a Unit or Units shall have (a) the right to share in the Net Income and Net Loss of the LLC as provided in this Agreement, (b) a right to the Capital Account maintained for such Member in accordance with Article VIII hereof, (c) the right to receive distributions from the LLC as provided in this Agreement, (d) the right to receive information concerning the business and affairs of the LLC as expressly provided in this Agreement or non-waivable provisions of the Act; and (e) the right, if any, to vote as provided in this Agreement. The Units shall be uncertificated unless the Voting Members determine that the Units shall be represented by certificates in such form as shall be determined by the Voting Members from time to time. If applicable, the LLC may issue a new certificate in place of any certificate therefore issued by it, alleged to have been lost, stolen or destroyed, and the LLC may require the owner of the lost, stolen or destroyed certificate, or his or her legal representative to give the LLC a bond sufficient to indemnify it against any claim that may be made against it on account of that alleged loss, theft or destruction of any such certificate or the issuance of such new certificate.

3.2 **Classes of Units**.

(a) The LLC previously issued a total of 8,000,000 Class A Voting Units to the Voting Members in the amounts reflected in Exhibit A. The Voting Members shall have the right to vote upon all matters upon which Members have the right to vote under the Act or under this Agreement, in proportion to their respective Percentage Voting Interest ("**Percentage Voting Interest**") in the LLC, as set forth in Exhibit A herein. The Percentage Voting Interest of a Voting Member shall be the percentage that is derived when the Member's Voting Units are divided by the total of all of the outstanding Voting Units.

(b) The LLC is authorized to issue Class B Non-Voting Units to Persons who provide services to the Company. Class A Voting Units may also be converted to Class B Non-Voting Units as provided in Section 3.8 herein. Members who hold Class B Non-Voting Units shall be Non-Voting Members and shall have no right to vote upon any matters unless expressly set forth herein.

(c) The LLC is authorized to issue Class C Preferred Non-Voting Units to Members who make Capital Contributions to the LLC. Class C Units have been issued as of the Effective Date as set forth in Exhibit A herein. Members who hold Class C Non-Voting Units shall be Non-Voting Members and shall have no right to vote upon any matters.

(d) The LLC shall be authorized to issue new classes of Units to Members following the Effective Date as determined by the Voting Members.

3.3 **Phantom Equity**. The Voting Members may cause the LLC to issue phantom equity in the LLC or other rights to receive bonus payments from the LLC that mirror distributions in respect of Units in the LLC, whether under all circumstances or only upon a Change in Control

or similar occurrence, and on such terms and conditions, and subject to such restrictions, if any, as may be determined by the Voting Members in their sole discretion ("**Phantom Units**"). Phantom Units shall be issued pursuant to agreements by and between the LLC and the recipients thereof. Holders of Phantom Units are not Members by virtue of their interest in the Phantom Units, and such holders shall not have any of the rights of a Member of the LLC, including without limitation any right to vote at any meetings of the Members or otherwise, any right to receive distributions except as set forth in the agreements by which the Phantom Units are issued, any right to dissent to or require an appraisal with respect to any proposed sale, any preemptive or other right to subscribe to additional Phantom Units, or any inspection or information rights. Phantom Units shall not be deemed to be Units under this Agreement for any purpose. On or prior to the Effective Date, the LLC has issued Phantom Units to certain recipients, pursuant to which such recipients are entitled to receive (subject to the terms of the grant agreements between the LLC and such recipients), certain proceeds in connection with a Change in Control that would otherwise be allocated to the Founders. However, any future Phantom Units may, in the discretion of the Voting Members, reduce distributions otherwise payable to all Members of the LLC.

3.4 **Members**. The Members of the LLC are set forth on Exhibit A hereto, each of whom is admitted to the LLC as a Member as of the Effective Date. The name and place of residence of each Member is as set forth on Exhibit A attached hereto. Each Member shall be entitled to review such Member's Exhibit A. Unless otherwise determined by the Voting Members, no Member shall be entitled to receive a copy of, review or inspect any other Member's Exhibit A. Each Member hereby waives any rights such Member may have pursuant to the Act to receive, review or inspect, directly or indirectly, any other Member's Exhibit A or any other books, records or documents containing substantially equivalent information.

3.5 **Representations and Warranties**. Each Member hereby represents and warrants to the LLC and each other Member as follows:

(a) Good Standing; Due Organization. If such Member is a Person who is not an individual, such Member is duly organized, validly existing, and in good standing under the law of its state of organization and has full organizational power to execute and deliver this Agreement and to perform its obligations hereunder.

(b) Accredited Investor. (i) Except with respect to the Founders, such Member is an "accredited investor" as that term is defined in Rule 501(a) of Regulation D of the Securities Act, or (ii) such Member is acquiring the respective Interest in compliance with Federal, state, local or foreign laws.

(c) Purchase Entirely for Own Account. The Member is acquiring its Interest in the LLC for the Member's own account for investment purposes only and not with a view to or for the resale, distribution, subdivision or fractionalization thereof, and has no contract, understanding, undertaking, agreement or arrangement of any kind with any Person to Transfer to any Person its Interest or any part thereof, nor does such Member have any plans to enter into any such agreement.

(d) Investment Experience. By reason of the Member's business or financial experience, the Member has the knowledge, experience and capacity to evaluate and protect its

own interests in connection with the transactions contemplated hereunder, is able to bear the economic and financial risks of an investment in the LLC for an indefinite period of time, and at the present time could afford a complete loss of such investment.

(e) Disclosure of Information. The Member is aware of the LLC's business affairs and financial condition and has acquired sufficient information about the LLC to reach an informed and knowledgeable decision to acquire a membership interest in the LLC.

(f) Federal and State Securities Laws. Assuming federal and state securities laws apply to the interests described herein, the Member acknowledges that the Units have not been registered under the Securities Act or any state securities laws, inasmuch as they are being acquired in a transaction not involving a public offering, and, under such laws, may not be resold or transferred by the Member without appropriate registration or the availability of an exemption from such requirements. In this connection, the Member represents that it is familiar with SEC Rule 144, as presently in effect, and understands the resale limitations imposed thereby and by the Securities Act.

(g) Publicly Traded Partnership Rules. At least one of the following statements is true with respect to such Member and, except to the extent otherwise approved by the Voting Members, will continue to be true throughout the period during which such Member holds any Units:

(i) such Member is not a partnership, grantor trust or S corporation (or entity disregarded as separate from a partnership, grantor trust or S corporation) for U.S. federal income tax purposes; or

(ii) such Member is a partnership, grantor trust, or S corporation (or entity disregarded as separate from a partnership, grantor trust or S corporation) for U.S. federal income tax purposes, and, with regard to each Beneficial Owner of such Member,

(A) the principal purposes for the establishment or use of such Member (or, in the case of a Member that is an entity so disregarded as separate from a partnership, grantor trust or S corporation, the principal purposes for the establishment of or use of its sole owner) do not include avoidance of the one hundred (100) partner limitation set forth in Treasury Regulations Section 1.7704-1(h)(1)(ii) with respect to the LLC; or

(B) not more than fifty percent (50%) of the value of such Beneficial Owner's interest in such Member (or in the case of a Member that is an entity so disregarded as separate from a partnership, grantor trust or S corporation, not more than fifty percent (50%) of the value of the Beneficial Owner's interest in its sole owner) is attributable to such Member's Units.

For purposes of this subsection (g), the term "**Beneficial Owner**" shall have the meaning assigned to such term in Treasury Regulations Section 1.7704-1(h)(3). In the event that a Member's representation pursuant to this Section shall at any time fail to be true, such Member shall promptly (and in any event within ten (10) days) notify the Voting Members of such fact and shall promptly thereafter deliver to the Voting Members any information regarding such Member and its beneficial owners reasonably requested by counsel to the LLC for purposes of determining

the number of the LLC's partners within the meaning of Treasury Regulations Section 1.7704-1(h).

3.6 **Additional Members**. The Voting Members may issues additional Voting Units or Non-Voting Units, and thereby admit a new Member or Members, as the case may be, to the LLC, only if such new Member (a) is approved by a Majority in Interest of the Voting Members; (b) delivers to the LLC the required capital contribution, if any; (c) agrees in writing to be bound by the terms of this Agreement by becoming a party hereto; and (d) delivers such additional documentation as the Voting Members shall reasonably require to so admit such new Member to the LLC. Upon admission of the new Member(s), the Voting Members shall amend Exhibit A without the further vote, act or consent of any other Person to reflect such new Person as a Member and the Members' respective Interest.

3.7 **Resignation or Withdrawal of a Member**. Except as specifically provided herein, and subject to the provisions for Transfers contained in Article X, no Member shall have the right to resign or withdraw from membership in the LLC or withdraw the Member's respective interest in the LLC.

3.8 **Conditional Conversion of Voting Units to Non-Voting Units**. Any Class A Voting Units may be converted to Class B Non-Voting Units with the approval of three (3) or more Voting Members under the following circumstances:

(a) The disability of a Member which renders the Member unable to engage in any substantial gainful activity by reason of any medically determinable physical or mental impairment; or

(b) The commission of an act by a Member which causes loss or damage to the LLC and is a result of the Member's fraud, deceit, intentional misconduct, or a knowing violation of law. If at any time there are less than four (4) total Voting Members, the conversion to Class B Non-Voting Units under this Section 3.8 may be approved by all of the Voting Members other than the Voting Member being so converted.

3.9 **Meetings of the Members**.

(a) Annual Meetings. Annual meetings of Voting Members shall be held at such date and time as shall be designated from time to time by the Voting Members and stated in the notice of the meeting.

(b) Special Meetings. Special meetings of the Voting Members, for any purpose or purposes, may be called by the Voting Members holding at least ten percent (10%) of the outstanding Units (any Units held by an Affiliate of a Member shall be treated as owned by such Member for purposes of determining the number of Units held by such Member). Business transacted at any special meeting of Members shall be limited to the purposes stated in the notice. Non-Voting Members shall not be permitted to attend such meetings unless otherwise determined by the Voting Members in their sole discretion.

(c) Place of Meeting. All meetings of Members shall be held at such place within or without the State of Delaware as the Voting Members shall designate, including but not limited to by means of remote communication as herein provided.

(d) Notice of Meetings. Notice of all meetings of Members, including those meetings specified in Sections 3.9(a) and (b), stating the time, place and purpose of the meeting, shall be delivered at least twenty-four (24) hours before the meeting. Any adjourned meeting may be held as adjourned without further notice, *provided* that any adjourned session or sessions are held within ninety (90) days after the date set for the original meeting. No notice need be given (i) to any Member if a written waiver of notice, executed before or after the meeting by such Member or his or her attorney thereunto duly authorized, is filed with the records of the meeting, or (ii) to any Member who attends the meeting without protesting prior thereto or at its commencement the lack of notice to him or her. A waiver of notice need not specify the purposes of the meeting.

(e) Quorum. A quorum shall be present at any meeting of the Members if a Majority in Interest of the Voting Members are represented at the meeting in person or by proxy, except as otherwise provided by law. Once a quorum is present at the meeting of the Members, the Members represented in person or by proxy and entitled to vote at the meeting may conduct such business as may be properly brought before the meeting until it is adjourned, and the subsequent withdrawal from the meeting of any Member prior to adjournment or the refusal of any Member to vote shall not affect the presence of a quorum at the meeting. If, however, such quorum shall not be present at any meeting of the Members, the Members represented in person or by proxy and entitled to vote at such meeting shall have the power to adjourn the meeting from time to time, without notice other than announcement at the meeting, until the holders of the requisite number of Voting Units shall be present or represented.

(f) Proxies. Interests of Members may be voted in person or by an agent or agents authorized by a written proxy executed by such Member or his or her duly authorized agent, which shall be filed with the Secretary of the LLC at or before the meeting at which it is to be used. A proxy purporting to be executed by or on behalf of a Member shall be deemed valid unless challenged at or prior to its exercise and the burden of proving invalidity shall rest on the challenger, *provided* that no proxy shall be voted on or after three years from its date unless the proxy provides for a longer period. Unless and until voted, every proxy shall be revocable at the pleasure of the person who executed it or of his or her legal representatives or assigns, except in those cases where an irrevocable proxy permitted by statute has been given.

(g) Electronic Communications. Members may participate in any meeting of Members by means of telephone conference or similar communications equipment by means of which all persons participating in the meeting can hear each other, and such participation in a meeting shall constitute presence in person at the meeting.

(h) Voting on Matters. For purposes of voting on matters (other than a matter for which the affirmative vote of a specified portion of the Members or a Class of Members is required by the Act or this Agreement, in which case the act of the Members shall be such specified portion of the Members or Class of Members) at any meeting of the Members at which a quorum is present, the act of the Members shall be the affirmative vote of Members holding a majority of

the Voting Units (unless the Act requires a greater percentage to approve such matters, in which case the Act shall govern and control). For any vote taken by written consent in lieu of a meeting (other than with respect to a matter for which the affirmative vote of a specified portion of the Members or a Class of Members is required by the Act or this Agreement, in which case the act of the Members shall be such specified portion of the Members or Class of Members), the act of the Members shall be the affirmative written consent of Majority in Interest of the Voting Members (unless the Act requires a greater percentage to approve such matters, in which case the Act shall govern and control).

3.10 **Action by Written Consent**. Any action required to be taken at any annual or special meeting of Members or otherwise, or any action which may be taken at any annual or special meeting of Members or otherwise (including without limitation any consent, approval, vote or other action of the Members required or contemplated under or by this Agreement, the Act or otherwise), may be taken without a meeting, without prior notice and without a vote, if a consent in writing, setting forth the action so taken, shall be signed by the Members required to approve such action as set forth herein. Unless the consent of all Members entitled to vote has been solicited in writing, prompt notice of the taking of action by Members without a meeting pursuant to this Section by less than unanimous written consent shall be given to each of those Voting Members who have not consented in writing.

3.11 **Limited Liability of Members**.

(a) General. No Member or any of its Affiliates shall have any liability for the debts, obligations or liabilities of the LLC or of any other Member or their respective Affiliates. The debts, obligations and liabilities of the LLC, whether arising in contract, tort or otherwise, shall be solely the debts, obligations and liabilities of the LLC, and no Member or former Member shall be obligated personally for any such debt, obligation or liability of the LLC solely by reason of being a Member or former Member.

(b) Deficit Capital Accounts. Notwithstanding anything to the contrary contained in this Agreement, and notwithstanding any custom or rule of law to the contrary, to the extent that there exists a deficit in the Capital Account of any Member, upon dissolution of the LLC such deficit shall not be an asset of the LLC and such Members shall not be obligated to contribute such amount to the LLC to bring the balance of such Member's Capital Account to zero.

3.12 **No Appraisal Rights**. No Member shall have any right to have its Units appraised and paid out under the circumstances provided in Section 18-210 of the Act, or under any other circumstances except as set forth herein or in any applicable agreement between such Member and the LLC.

3.13 **General Voting Rights**. Whether by person or by proxy, each Voting Member shall have the right to one (1) vote for each Voting Unit held by it. A Member who has assigned some, but not all, of his or her Units shall be treated as a Member and entitled to a vote on all matters to the extent of his or her retained Units. Irrespective of any provision of Section 18-209 of the Act, but subject to the terms of this Agreement, a merger or other Liquidation Event shall not require approval by any separate class or group of Members. Except for this Agreement, no

Member shall deposit any Units owned by such Member in a voting trust or subject any such Units to any arrangement or agreement with respect to the voting of such Units.

3.14 **No Fiduciary Duties Owed by the Members**. To the fullest extent permitted by applicable Law (including Section 18-1101 of the Act), no Member or Affiliate of a Member acting under this Agreement shall have any fiduciary or similar duty, at law or in equity, or any liability relating thereto, to the LLC or any other Member or Affiliate of a Member, with respect to or in connection with the LLC or the LLC's business or affairs; and, without limitation, each Member when approving or disapproving any action, shall be entitled to consider only such interests and factors as such Member desires and may consider such Member's own interests or the interests of the other Members and shall have no other duty or obligation, fiduciary or otherwise, to give any consideration to any interest of or factors affecting the LLC or any other Member or Affiliate of any other Member; *provided, however*, that such other interests or other factors are known by or disclosed to the other Members, unless the failure to make such disclosure does not prejudice the interests of the LLC or such other Members or Affiliates of such other Members. The provisions of this Agreement, to the extent that they restrict the duties and liabilities of a Member or Affiliate of a Member otherwise existing at law or in equity, are agreed by the parties hereto to replace such other duties and liabilities of such Member or Affiliate of a Member. For the sake of clarity, this Section only applies to a Member or any of its Affiliates, solely in their capacity as Members and not if such Member or such Affiliate of such Member is also serving the LLC in a different capacity.

3.15 **Related Party Transactions**. No transaction or contract to which the LLC is or may be a party shall be void, voidable or a breach of fiduciary responsibility for the reason that any Member, or any affiliate of any Member, is a party thereto, and such Member or its affiliates may receive fees, compensation and remuneration from the LLC for services rendered relating to the LLC business; provided, however, that such fees, compensation, other remuneration and other terms shall be no less favorable to the LLC than those readily obtainable from an unaffiliated person for similar services in the same or similar geographical area as the LLC's principal place of business.

3.16 **Guaranteed Payments**. In addition to the distributions provided for in this Agreement, each Member may receive guaranteed payments (i.e., a payment in the nature of salary or bonus) within the meaning of Code Section 707(c) from the LLC (any such payments a "**Compensation Amount**") in such Member's capacity as a Manager, officer, employee, consultant or other service provider to the LLC in such amount as may be determined by the Voting Members. Each Member hereby understands and agrees that, (a) except as may be approved pursuant to the preceding sentence, he or she shall not be entitled to receive any Compensation Amount from the LLC, and (b) all amounts otherwise distributable by the LLC may be paid to the Members pursuant to the foregoing sentence and, accordingly, no amounts may be available for distribution to the Members and assignees pursuant to Section 9.1.

ARTICLE IV
CONTRIBUTIONS TO CAPITAL; WITHDRAWALS; ADVANCES

4.1 **Capital Contributions**.

(a) Initial Capital Contributions. Each Member, excluding Members who have been or are granted Voting Units issued as Profits Interests, has made, or concurrently with the execution of this Agreement is making, a Capital Contribution to the LLC in the amount set forth in the records of the LLC. No Member shall be entitled to any interest or compensation with respect to such Member's Capital Contribution or share of the capital of the LLC, except as expressly provided herein. No Member shall have any liability for the repayment of the Capital Contribution of any other Member and each Member shall look only to the assets of the LLC for return of such Member's Capital Contributions to the extent permitted herein. Each Member holds an Interest in the LLC represented by the Units, Percentage Voting Interest and Percentage Membership Interest set forth opposite the Member's name on Exhibit A.

(b) Additional Capital Contributions. Except as otherwise provided herein, no Member shall be permitted or required to make any additional Capital Contribution without the consent of the Voting Members and such Member.

4.2 **No Right of Withdrawal**. No Member shall have the right to withdraw or receive any return of, or interest on, any portion of such Member's contributions to capital of, or to receive any distributions from, the LLC, except as provided in Articles IX and XII.

4.3 **Advances**. If any Member shall advance any funds to the LLC in excess of its Capital Contributions, the amount of such advance shall neither increase its Capital Account nor entitle that Member to any increase in its share of the distributions of the LLC. The amount of any such advance shall be a debt obligation of the LLC to such Member and shall be repaid to it by the LLC with interest at a rate and upon such other terms and conditions which the Voting Members determines in good faith are, taken as a whole, not materially less favorable to the LLC than would be available to the LLC from an unrelated commercial lender, as shall be agreed by the LLC and such Member. Any such advance shall be payable and collectible only out of LLC assets, and the other Members shall not be personally obligated to repay any part thereof. No Person who makes any loan to the LLC shall have or acquire, as a result of making such loan, any direct or indirect interest in the profits, capital or property of the LLC, other than as a creditor.

ARTICLE V
MANAGEMENT AND RESTRICTIONS

5.1 **Management by Voting Members**.

(a) The Voting Members shall manage the LLC and shall have the right to vote, in their capacity as "Managers" upon all matters upon which Managers have the right to vote under the Act or under this Agreement, in proportion to their respective Percentage Voting Interests in the LLC. Voting Members need not identify whether they are acting in their capacity as Members or Managers when they act.

(b) Except as otherwise provided or permitted by this Agreement, Voting Members shall in all cases, in their capacity as Members or Managers of the LLC, act collectively, and, unless otherwise specified or permitted by this Agreement, based on a Majority in Interest of the Voting Members. Except as otherwise provided or permitted by this Agreement, no Voting Member acting individually, in his capacity as a Member or Manager of the LLC, shall have any

power or authority to sign for, bind or act on behalf of the LLC in any way, to pledge the LLC's credit, or to render the LLC liable for any purpose.

(c) The Non-Voting Members shall have no right to vote or otherwise participate in the management of the LLC. No Non-Voting Member shall, without the prior written consent of all of the Voting Members, take any action on behalf of, or in the name of, the LLC, or enter into any contract, agreement, commitment or obligation binding upon the LLC, or perform any act in any way relating to the LLC or the LLC's assets.

5.2 **Powers of Voting Members as Managers**. Subject to the provisions of the Certificate and this Agreement relating to actions required to be approved by the Voting Members, the Voting Members, as Managers, shall have full, complete, and exclusive authority, power, and discretion to manage and control the business, property, and affairs of the LLC, to make all decisions regarding those matters, and to perform any and all other acts or activities customary or incident to the management of the LLC's business, property, and affairs, including but not limited to the power to exercise on behalf and in the name of the LLC all of the powers described in the Act. They are authorized, but not limited to, engage in the following:

(a) Manage the day-to-day affairs of the LLC;

(b) Approve or perform any act that this Agreement authorizes the Managers to approve or perform;

(c) Endorse checks, drafts, and other evidences of indebtedness made payable to the order of the LLC for the purpose of deposit into the LLC's accounts;

(d) Sign all checks, drafts, and other instruments obligating the LLC to pay money;

(e) Open bank accounts and designate who may sign checks, drafts, and other instruments obligating the LLC to pay money, including dollar limits and signature requirements;

(f) Sign all contracts and obligations on behalf of the LLC;

(g) Purchase or sell any assets, including but not limited to real estate; and

(h) Borrow money, sign promissory notes, loan agreements, and other loan documents on behalf of the LLC, encumber the LLC's property with one or more deeds of trust, security agreements, or related documents for purposes of securing the LLC's obligations and incur any other form of indebtedness necessary to the LLC's business.

5.3 **Performance of Duties; Liability**.

(a) The Voting Members, as Managers, shall not be liable to the LLC or to any Member for any loss or damage sustained by the LLC or any Member, unless the loss or damage shall have been the result of fraud, deceit, intentional misconduct, or a knowing violation of law. The Voting Members shall perform managerial duties in good faith, in a manner the Voting Member reasonably believes to be in the best interests of the LLC and its Members, and with such

care, including reasonable inquiry, as an ordinarily prudent person in a like position would use under similar circumstances.

(b) When performing the duties of the Managers, the Voting Members shall be entitled to rely on information, opinions, reports, or statements, including financial statements and other financial data, of the following persons or groups unless the Manager has knowledge concerning the matter in question that would cause such reliance to be unwarranted and provided that the Manager acts in good faith and after reasonable inquiry when the need therefore is indicated by the circumstances:

(i) One or more employees or other agents of the LLC whom the Manager reasonably believes to be reliable and competent in the matters presented;

(ii) Any attorney, independent accountant, or other person as to matters that the Manager reasonably believes to be within such person's professional or expert competence; or

(iii) A committee on which the Manager does not serve, duly designated in accordance with provisions in the Certificate or this Agreement, as to matters within the designated authority of such committee, which committee the Manager reasonably believes to be competent.

5.4 **Devotion of Time**. A Voting Member, as Manager, is not obligated to devote all of their time or business efforts to the affairs of the LLC. The Managers shall devote whatever time, effort, and skill the Managers deem appropriate for the operation of the LLC. Each Member acknowledges that the Managers may devote substantial time and effort to other business and non-business pursuits.

5.5 **Services Performed by a Manager**.

(a) The LLC may pay the Managers, or other persons, for services rendered to the LLC in such amounts as may be approved by a Majority in Interest of the Voting Members. No Manager shall be prevented from receiving any compensation because the Manager is also a Member. The Managers entitled to such compensation shall be paid according to the LLC's customs and procedures. A Manager's compensation, if any, shall be independent of and shall be paid accordingly regardless of LLC profits or losses.

(b) The LLC shall reimburse the Managers for all expenses that they reasonably incur and pay as authorized by the LLC in the conduct of the LLC's business. Such expenses shall not include any expenses incurred in connection with a Manager's exercise of his rights as Voting Member apart from the authorized conduct of the LLC's business. Such reimbursements will be treated as expenses of the LLC and shall not be deemed to constitute distributions to any Manager of profit, loss or capital of the LLC.

5.6 **Titles**. The Managers may bestow upon the key employees of the LLC such titles as the Managers deem necessary or expedient to enable him or her to carry out his or her duties on behalf of the LLC. Such titles may include, but are not limited to, "Chairman," "Chief Executive Officer," "President," one or more "Vice Presidents," "Treasurer" or "Secretary."

5.7 **Amendment of Certificate or Agreement**. Subject to the provisions of this Agreement, the Voting Members shall have the duty and authority to amend the Certificate or this Agreement.

5.8 **Fiduciary Duties**. To the fullest extent permitted by the Act (including Section 18-1101 of the Act) and other applicable law, and in all instances solely to the extent not inconsistent with the specific provisions of the Certificate or this Agreement, it is the intention of the parties that the Managers in their respective capacities as such shall have the rights, powers, authority, duties and responsibilities of directors of, and the Voting Members, shall act and function as, a board of directors of a for-profit stock corporation organized and existing under the DGCL to which provisions of Subchapter XIV of the DGCL, 8 Del. Ch. §§ 341 ff., are not applicable, as such rights, powers, authority, duties and responsibilities are interpreted and defined by decisions of state and federal courts having jurisdiction to interpret and define the same, except that (i) to the maximum extent that reduction or elimination of such duties is permitted by Section 102(b)(7) of the DGCL, such duties shall not be applicable to the Managers, and (ii) the provisions of this Agreement shall, to the maximum extent necessary to give effect thereto, be construed as a "renunciation" of interest or expectancy in, or in being offered an opportunity to participate in, business opportunities presented to the LLC contemplated by Section 122(17) of the DGCL, unless such opportunity is presented to, or acquired, created or developed by, or otherwise comes into the possession of, a Manager expressly and solely in such Manager's capacity as a Manager of the LLC. Any amendment, repeal or modification of the foregoing provisions of this Section shall not adversely affect any right or protection of a Manager existing at the time of, or increase the liability of any Manager with respect to any acts or omissions of such Manager occurring prior to, such amendment, repeal or modification. Subject to, but without limiting generality of, the foregoing, all Managers shall, with respect to their actions and conduct in their respective capacities as such, be subject to the fiduciary duties applicable to directors of a for-profit stock corporation organized and existing under the DGCL.

5.9 **Non-Competition**. For so long as any Member holds any Class A or Class B Units, and for a period of one (1) year thereafter, such Member shall not, without the prior written consent of the Voting Members, individually or jointly with others, directly or indirectly, whether for their own account or for that of any other Person, operate, engage in, own or hold any ownership interest in, have any interest in or lend any assistance to any entity in the business of providing a subscription service for yoga athletic apparel in the United States ("**Competitive Business**"). Such Members hereto recognize and agree that the definition of the Competitive Business, as well as the geographical and time limitations contained this Section are reasonable and properly required for the adequate protection of the LLC's and Members' interests. It is agreed by such Members that, if any portion of the restrictions contained this Section are held to be unreasonable, arbitrary, or against public policy, then the restrictions shall be considered divisible, so that the longest period of time and largest geographical area shall remain effective so long as the same is not unreasonable, arbitrary, or against public policy. Such Members agree that in the event any court of competent jurisdiction determines the specified period or the specified geographical area of the restricted territory to be unreasonable, arbitrary, or against public policy, a lesser time period or geographical area which is the longest period of time and largest geographical area determined to be reasonable, nonarbitrary, and not against public policy may be enforced.

ARTICLE VI
NOTICES

6.1 **Notices**. Any notice, payment, demand or other communication required or permitted to be given by any provision of this Agreement shall be deemed to have been delivered and given for all purposes (i) if delivered personally to the party or to an officer of the party to whom the same is directed, when received by such party, (ii) if delivered by a nationally recognized overnight courier on the next Business Day, or (iii) whether or not the same is actually received, if sent by registered or certified mail, return receipt requested, postage and charges prepaid, addressed as follows: If to the LLC, at its principal place of business the address of which is set forth in Section 2.2; if to a Member, at such Member's address set forth on Exhibit A hereto, or to such other address as such Member may from time to time specify by written notice to the Members and the LLC. Any party may by written notice to the other parties specify a different address for notice purposes by sending notice thereof in the foregoing manner.

6.2 **Waiver of Notice**. Whenever any notice is required to be given under the provisions of the Act, the Certificate or this Agreement, a waiver thereof in writing, signed by the Person or Persons entitled to said notice, whether before or after the time stated therein, shall be deemed equivalent thereto.

ARTICLE VII
ACCOUNTING AND RECORDS

7.1 **Financial and Tax Reporting**. The LLC shall prepare its financial statements and its income tax information returns using such methods of accounting and tax year as the Voting Members deem necessary or appropriate as permitted by the Code and Treasury Regulations.

7.2 **Members Access to Certain Information**. To the extent required by, and subject to the limitations set forth in, Section 18-305 of the Act and subject to any limitation set forth in any incentive unit plan or other agreement between the LLC and a Member, subject to Section 7.6, the LLC shall make available, upon at least three (3) Business Days' prior written notice to the LLC, for inspection at reasonable times during business hours by a Member, the most recent balance sheet and income statement of the LLC and such other information and documents required by such Section 18-305 to be made available to Members, *provided, however*, that a Member shall not be entitled to submit more than one (1) such written notice per month.

7.3 **Supervision; Inspection of Books**. Proper and complete books of account and records of the business of the LLC (including those books and records identified in the Act) shall be kept at the LLC's principal office and at any other place as designated by the Voting Members.

7.4 **Tax Information**. The LLC shall transmit to each Member, and to each person (or legal representative thereof) who was a Member during any part of the Fiscal Year in question, within a reasonable time after the end of each Fiscal Year a copy of such person's Schedule K-1 to Form 1065 for such Fiscal Year. In the event the LLC elects to provide additional information to Members, the LLC shall be permitted to withhold any information from a Member (other than such Member's Schedule K-1 to Form 1065 for a Fiscal Year) if the LLC determines, in its reasonable discretion, that such Member has taken any action or entered into any transaction that

a reasonable person would view, at the time of the action or transaction, as trading against, or in any way contrary to, the best interests of the LLC or that would make it impossible to carry on the affairs of the LLC.

7.5 **Tax Matters Partner; Partnership Representative**. The Voting Members shall designate a Voting Member as the LLC's Tax Matters Partner ("**TMP**") within the meaning of Code Section 6231(a)(7), and shall be designated as a "partnership representative" for purposes of the Budget Act (as defined below), to serve until his or her resignation or removal by the Voting Members. If the then serving TMP ceases to be a Voting Member, the Voting Members shall appoint a new TMP. The TMP shall be authorized to take any and all actions that the "partnership representative" is authorized to take with respect to taxable years of the LLC to which the provisions of the Budget Act relating to partnership audits apply. The TMP shall use its commercially reasonable efforts to apply the rules and elections under the Budget Act in a manner that minimizes the likelihood that any Member would bear any material tax as a result of any audit or proceeding that is attributable to another Member (other than a predecessor in interest). The TMP is hereby authorized to take any action required to cause the financial burden of any "imputed underpayment" (as determined under Code Section 6225) (an "**Imputed Underpayment**") and associated interest, adjustments to tax and penalties arising from an LLC-level adjustment that are imposed on the LLC to be borne by the Members and former Members to whom such Imputed Underpayment relates as determined by the TMP after consulting with the LLC's accountants or other advisers, taking into account any differences in the amount of taxes attributable to each Member because of such Member's status, nationality or other characteristics. By executing this Agreement or a counterpart hereof, each Member and assignee (a) expressly authorizes the TMP and the LLC to take any and all action that is reasonably necessary under applicable federal income tax law (as such law may be revised from time to time) to cause the LLC to make the election set forth in Code Section 6226(a) if the TMP decides to make such election, and (b) expressly agrees to take any action, and furnish the TMP with any information necessary, to give effect to such election. Each Member and former Member hereby severally indemnifies and holds the LLC and the TMP harmless for such Member's or former Member's respective portion of the financial burden of an Imputed Underpayment as provided in the foregoing sentence. Where appropriate, references in this Section to the TMP shall be deemed to refer to the partnership representative. The TMP shall employ experienced tax counsel to represent the LLC in connection with any audit or investigation of the LLC by the United States Internal Revenue Service ("**IRS**") and in connection with all subsequent administrative and judicial proceedings arising out of such audit. The fees and expenses of such, and all expenses incurred by the TMP in serving as the TMP, shall be LLC expenses and shall be paid by the LLC. Notwithstanding the foregoing, it shall be the responsibility of each Member, at their expense, to employ tax counsel to represent their respective separate interests. No Member shall file a notice with the IRS under Code Section 6222(b) in connection with such Member's intention to treat an item on such Member's Federal income tax return in a manner that is inconsistent with the treatment of such item on the LLC's Federal income tax return unless such Member has, not less than thirty (30) days prior to the filing of such notice, provided the TMP with a copy of the notice and thereafter in a timely manner provides such other information related thereto as the TMP shall reasonably request. If the TMP is required by law or regulation to incur fees and expenses in connection with tax matters not affecting each of the Members, then the TMP may, in its reasonable discretion, seek reimbursement from or charge such fees and expenses to the Capital Accounts of those Members on whose behalf such fees and expenses were incurred. The TMP shall keep the Members informed of all administrative and

judicial proceedings, as required by Code Section 6223(g), and shall furnish a copy of each notice or other communication received by the TMP from the IRS to each Member, except such notices or communications as are sent directly to such Member by the IRS. The relationship of the TMP to the Members is that of a fiduciary, and the TMP has a fiduciary obligation to perform its duties as TMP in such manner as will serve the best interests of the LLC and all of the LLC's Members. To the fullest extent permitted by law, the LLC agrees to indemnify the TMP and its agents and save and hold them harmless, from and in respect to all (i) reasonable fees, costs and expenses in connection with or resulting from any claim, action, or demand against the TMP or the LLC that arise out of or in any way relate to the TMP's status as TMP for the LLC, and (ii) all such claims, actions, and demands and any losses or damages therefrom, including amounts paid in settlement or compromise of any such claim, action, or demand; provided that this indemnity shall not extend to conduct by the TMP adjudged (x) not to have been undertaken in good faith to promote the best interests of the LLC or (y) to have constituted recklessness or intentional wrongdoing by the TMP. The provisions contained in this Section shall survive the termination of the LLC and the withdrawal of any Member. The "**Budget Act**" shall mean the Bipartisan Budget Act of 2015 and any Sections of the Code or Treasury Regulations promulgated thereunder and with respect thereto, each as amended from time to time.

7.6 **Confidentiality**.

(a) Each Member hereby acknowledges that by virtue of such Member's Interests, such Member may have access, or the LLC may allow such Member access, to business, technical, other information, materials and/or ideas or this Agreement ("**Proprietary Information**," which term shall include, without limitation, anything such Member learns or discovers as a result of exposure to or analysis of any Proprietary Information). Therefore, each Member hereby agrees that such Member will hold in confidence and will not possess or use (except as required to evaluate the proposed business relationship within the U.S.) or disclose any Proprietary Information without the prior written consent of the Voting Members, except such information that (a) was in the public domain prior to the time it was furnished to such Member, (b) is or becomes (through no willful improper action or inaction by such Member) generally available to the public, (c) was in its possession or known by such Member without restriction prior to receipt from the LLC, (d) was rightfully disclosed to such Member by a third party without restriction, (e) was independently developed without any use of the LLC's confidential information, (f) is disclosed to legal counsel, accountants or representatives for such Member who are bound by a duty of confidentiality, or (g) is required to be disclosed by law or the rules of any national securities exchange, association or marketplace, provided that, the Member shall notify the LLC of any such disclosure requirement as soon as practicable and reasonably cooperate with the LLC (at the LLC's cost) if the LLC seeks a protective order or other remedy in respect of any such disclosure; and furnish only that portion of the Proprietary Information which the Member is legally required to disclose. Each Member agrees that is will not reverse engineer or attempt to derive the composition or underlying information, structure or ideas of any Proprietary Information. The foregoing does not grant any Member a license in or to any of the Proprietary Information. In accordance herewith, each Member also acknowledges and agrees that due to the unique nature of the Proprietary Information, any breach of this Section would cause irreparable harm to the LLC for which damages are not an adequate remedy, and that the LLC shall therefore be entitled to equitable relief in addition to all other remedies available at law.

(b) To the maximum extent permitted by the Act, subject to the provisions of this Agreement, the Voting Members shall have the right to keep confidential from the Members or other Persons, for such period of time as the Voting Members deem reasonable, any information (including, to the extent permitted by the Act, any information for which a member or manager of a limited liability company may otherwise be entitled to obtain or examine pursuant to Section 18-305 of the Act) which the Voting Members reasonably in good faith believe to be in the nature of trade secrets or other information the disclosure of which the Voting Members reasonably in good faith believe is not in the best interest of the LLC or could damage the LLC or its business or which the LLC is required by law or by agreement with a third party to keep confidential.

ARTICLE VIII
CAPITAL ACCOUNTS AND
ALLOCATIONS OF NET INCOME AND NET LOSS

8.1 **Capital Accounts**.

(a) A separate capital account (the "**Capital Account**") shall be established and maintained for each Member. The Capital Account of each Member shall be credited with such Member's Capital Contributions to the LLC (net of any liabilities secured by any contributed property that the LLC is considered to assume or take subject to), all Net Income allocated to such Member pursuant to Section 8.2 and any items of income or gain which are specially allocated pursuant to Section 8.3; and shall be debited with all Net Losses allocated to such Member pursuant to Section 8.2, any items of loss or deduction of the LLC specially allocated to such Member pursuant to Section 8.3, and all cash and the Carrying Value of any property (net of liabilities assumed by such Member and the liabilities to which such property is subject) distributed by the LLC to such Member. To the extent not provided for in the preceding sentence, the Capital Accounts of the Members shall be adjusted and maintained in accordance with the rules of Treasury Regulations Section 1.704-1(b)(2)(iv), as the same may be amended or revised. Any references in any section of this Agreement to the Capital Account of a Member shall be deemed to refer to such Capital Account as the same may be credited or debited from time to time as set forth above. In the event of any Transfer of any Interest in the LLC in accordance with the terms of this Agreement, the transferee shall succeed to the Capital Account of the transferor to the extent it relates to the transferred Interest. Whenever the LLC would be permitted to adjust the Capital Accounts of the Members pursuant to Treasury Regulations Section 1.704-1(b)(2)(iv)(f) to reflect revaluations of LLC property, the Voting Members may adjust the Capital Accounts of the Members if it determines that doing so would be appropriate, and may do so in connection with any issuance of any Profits Interests. If Code Section 704(c) applies to LLC property, the Capital Accounts of the Members shall be adjusted in accordance with Treasury Regulations Section 1.704-1(b)(2)(iv)(g) for allocations of depreciation, depletion, amortization and gain and loss, as computed for book purposes, with respect to such property. The Capital Accounts shall be maintained for the sole purpose of determining the allocation of items of income, gain, loss and deduction among the Members for tax purposes and shall have no effect on the amount of any distributions to any Members in liquidation or otherwise.

(b) No Member shall be required to pay to the LLC or to any other Member the amount of any negative balance which may exist from time to time in such Member's Capital Account.

8.2 **Allocations of Net Income and Net Loss**. Net Income, Net Loss and items thereof of the LLC for each Fiscal Year (or other Accounting Period) shall be allocated to the Members in such manner that:

(a) if the LLC were to liquidate completely after the end of such Fiscal Year (or other Accounting Period) and in connection with such liquidation (i) sell all of its assets at their Carrying Values, (ii) settle all of its liabilities to the extent of the available assets of the LLC (limited, in the case of nonrecourse liabilities, to the collateral securing such liability), and (iii) each Member were to pay to the LLC at that time the amount of any obligation then unconditionally due (in a non-Member capacity) to the LLC, then:

(b) (i) the distribution by the LLC of any remaining cash to the Members in accordance with their respective Capital Account balances (after crediting or debiting the Capital Accounts for any Net Income, Net Loss, items thereof and allocations pursuant to Section 8.3 for such Fiscal Year or other Accounting Period, including any Partner Nonrecourse Debt Minimum Gain and Partnership Minimum Gain resulting from the hypothetical liquidation and crediting Capital Accounts for all contributions to be made (if any) in connection with the liquidation) would correspond as closely as possible to the liquidating distributions that would result if the liquidating distributions had instead been made in accordance with Section 9.3; and (ii) any resulting deficit Capital Account balance (after crediting or debiting Capital Accounts for Net Income, Net Loss, items thereof, and allocations pursuant to Section 8.3 for such Fiscal Year or other Accounting Period, including any Partner Nonrecourse Debt Minimum Gain and Partnership Minimum Gain resulting from the hypothetical liquidation and crediting Capital Accounts for all contributions required to be made (if any) in connection with the liquidation) would correspond as closely as possible to the manner in which economic responsibility for such deficit Capital Account balances, if any, would be borne by the Members under the terms of this Agreement or any collateral agreement. For the avoidance of doubt, unvested Units shall be treated as vested for allocation purposes in accordance with IRS Revenue Procedure 2001-43.

Any decisions relating to allocations of Net Income, Net Loss and items thereof shall be made by the Managers in any manner that reasonably reflects the purpose and intention of this Agreement.

8.3 **Special Allocation Provisions**. Notwithstanding any other provision in this Agreement:

(a) Minimum Gain Chargeback. If there is a net decrease in Partnership Minimum Gain or Partner Nonrecourse Debt Minimum Gain (determined in accordance with the principles of Treasury Regulations Sections 1.704-2(d) and 1.704-2(i)) during any LLC taxable year, the Members shall be specially allocated items of LLC income and gain for such year (and, if necessary, subsequent years) in an amount equal to their respective shares of such net decrease during such year, determined pursuant to Treasury Regulations Sections 1.704-2(g) and 1.704-2(i)(5). The items to be so allocated shall be determined in accordance with Treasury Regulations Section 1.704-2(f). This Section is intended to comply with the minimum gain chargeback requirements in such Treasury Regulations Sections and shall be interpreted consistently therewith; including that no chargeback shall be required to the extent of the exceptions provided in Treasury Regulations Sections 1.704-2(f) and 1.704-2(i)(4).

(b) Qualified Income Offset. In the event any Member unexpectedly receives any adjustments, allocations, or distributions described in Treasury Regulation Section 1.704-1(b)(2)(ii)(d)(4), (5) or (6), items of LLC income and gain shall be specially allocated to such Member in an amount and manner sufficient to eliminate the deficit balance in its Capital Account (in excess of the amounts described in clauses (i) and (ii) of Section 8.3(c) below) created by such adjustments, allocations or distributions as promptly as possible. This Section 8.3(b) is intended to constitute a “qualified income offset” within the meaning of Treasury Regulation Section 1.704-1(b)(ii)(d).

(c) Limitation on Net Losses. If any allocation of Net Loss or an item of deduction, expenditure or loss to be made pursuant to Section or this Section for any Fiscal Year or other Accounting Period would cause a deficit in any Member’s Capital Account (or would increase the amount of any such deficit) after (i) crediting to such Capital Account the amount that such Member is deemed to be obligated to restore pursuant to the penultimate sentences of Treasury Regulations Section 1.704-2(g)(1) and 1.704-2(i)(5), and (ii) debiting to such Capital Account the items described in Treasury Regulations 1.704-1(b)(2)(ii)(d)(4), 1.704-1(b)(2)(ii)(d)(5) and 1.704-1(b)(2)(ii)(d)(6), then such Net Loss or item of deduction, expenditure or loss shall be allocated to the Members that have positive Capital Account balances (in excess of the amounts described in clauses (i) and (ii) of this section for such Member) in proportion to the respective amounts of such positive balances until all such positive balances have been reduced to zero.

(d) Net Income Allocation. In the event any Member has a deficit Capital Account at the end of any Fiscal Year which is in excess of the sum of (i) the amount such Member is obligated to restore, if any, pursuant to any provision of this Agreement, and (ii) the amount such Member is deemed to be obligated to restore pursuant to the penultimate sentences of Treasury Regulations Section 1.704-2(g)(1) and 1.704-2(i)(5), each such Member shall be specially allocated items of net LLC income and gain in the amount of such excess as quickly as possible; *provided* that an allocation pursuant to this Section shall be made only if and to the extent that a Member would have a deficit Capital Account in excess of such sum after all other allocations provided for in this Article VIII have been tentatively made as if Section and this Section were not in this Agreement.

(e) Nonrecourse Deductions. Nonrecourse Deductions shall be allocated in accordance with the number of Units held by each Member and in the same manner as if such Nonrecourse Deductions were taken into account in determining Net Income and Net Loss for such Accounting Period or fiscal year.

(f) Partner Nonrecourse Deductions. Partner Nonrecourse Deductions for any taxable period shall be allocated to the Member who bears the economic risk of loss with respect to the liability to which such Partner Nonrecourse Deductions are attributable in accordance with Treasury Regulations Section 1.704-2(j).

(g) Change in Interests. If there is a change in any Member’s Interest in the LLC during any Fiscal Year, the principles of Section 706(d) of the Code shall apply in allocating Net Income and Net Loss and items thereof for such Fiscal Year to account for the variation. For purposes of applying Section 706(d), the Voting Members may adopt any method or convention

permitted under applicable Treasury Regulations. If there is a change in the Interest of any Member, then for purposes of applying Section 8.2 with respect to the Accounting Period ending on the date of change, the hypothetical liquidating distributions under Section 8.2 shall be made on the basis of the Interests of each Member as applied before giving effect to such change.

(h) Adjustments in Connection with Noncompensatory Option Exercise and Convertible Debt. The Voting Members are hereby authorized to interpret and implement in their reasonable discretion the allocation provisions described in the Treasury Regulations on partnership noncompensatory options and convertible debt.

(i) Adjustments in Connection with Compensatory Option Exercise and Forfeiture of Restricted Units. The Voting Members are hereby authorized to interpret and implement in their reasonable discretion the allocation provisions of the proposed Treasury Regulations on compensatory partnership equity dated May 24, 2005 (REG-105346-03) and the proposed IRS Revenue Procedure published in IRS Notice 2005-43 (the "**Proposed Revenue Procedure**").

8.4 **Curative Allocations**. If the Voting Members determine, after consultation with counsel experienced in income tax matters, that the allocation of any item of LLC income, gain, loss, deduction or credit is not specified in this Article VIII (an "**unallocated item**"), or that the allocation of any item of LLC income, gain, loss, deduction or credit hereunder is clearly inconsistent with the Members' economic interests in the LLC (determined by reference to the general principles of Treasury Regulation Section 1.704-1(b) and the factors set forth in Treasury Regulation Section 1.704-1(b)(3)(ii)) (a "**misallocated item**"), then the Voting Members may allocate such unallocated items, or reallocate such misallocated items, to reflect such economic interests; *provided* that no such allocation shall have any effect on the amounts distributable to any Member (other than tax distributions), including the amounts to be distributed upon the complete liquidation of the LLC.

8.5 **Tax Allocations**. For income tax purposes only, each item of income, gain, loss and deduction of the LLC shall be allocated in the same manner as the corresponding items of Net Income and Net Loss and specially allocated items are allocated for Capital Account purposes; *provided* that in the case of any LLC asset the Carrying Value of which differs from its adjusted tax basis for U.S. federal income tax purposes, income, gain, loss and deduction with respect to such asset shall be allocated solely for income tax purposes in accordance with the principles of Section 704(c) of the Code so as to take account of the difference between the Carrying Value and adjusted tax basis of such asset. Unless otherwise agreed by the Voting Members, for purposes of applying the principles of Section 704(c), the LLC shall use the "traditional method" of Treasury Regulation Section 1.704-3(b).

8.6 **Compliance with Section 704(b) of the Code**. The allocation provisions contained in this Article VIII are intended to comply with Section 704(b) of the Code and the Treasury Regulations promulgated thereunder, and shall be interpreted and applied in a manner consistent therewith.

8.7 **Safe Harbor Election**. The Voting Members are hereby authorized and directed to elect the safe harbor described in section 4 of the Proposed Revenue Procedure (or any

substantially similar safe harbor provided for in other IRS guidance), if and when such Revenue Procedure (or other IRS guidance) is finalized (the "**Safe Harbor**"). The LLC and each Member (including any Persons to whom a Profits Interest is Transferred or issued in connection with the provision of services, and any Person to whom an Interest is Transferred by another Member) agree to comply with all requirements of the Safe Harbor while such election remains in effect, including making tax filings (if any) consistent with the applicable requirements of such Safe Harbor and any relevant Treasury Regulations. In addition, the Members agree to amend this Agreement as and if required by the finalized Revenue Procedure (or substantially similar other IRS guidance) in order to ensure that the Transfer or issuance of an Interest in connection with the provision of services to, or on behalf of, the LLC is eligible for the benefits of the Safe Harbor. Notwithstanding the preceding sentences, no election or amendment shall be made pursuant to this Section if the Safe Harbor, when finalized, is substantially different from the Proposed Revenue Procedure and the application of the Safe Harbor would result in materially adverse consequences to the LLC.

ARTICLE IX
DISTRIBUTIONS

9.1 **Distributions**.

(a) Except as provided herein, distributions of the LLC's cash or other assets to the Members shall be made at such times and in such amounts as determined by the Voting Members; *provided* that the LLC shall retain sufficient working capital reserves as measured immediately after any proposed distribution. No Member shall be entitled to any distribution or payment with respect to such Member's Interest in the LLC except as set forth in this Agreement.

(b) Other than distributions pursuant to Section 9.2 or pursuant to a Liquidation Event as set forth in Section 9.3 and distributions pursuant to Section 12.4, if the Voting Members declare and determine to make any distribution of cash or other assets to the Members, all such distributions shall be made to the Members pro rata in proportion to the number of Units held by each; *provided, however*, any distributions of all or substantially all of the assets of the LLC to Members will be made such that each Member receives the amount it would have been entitled to receive pursuant to Article XII if the LLC had been wound-up on and as of the date of such distribution.

(c) Except as otherwise provided by law, no Member shall be required to restore or repay to the LLC any funds properly distributed to it pursuant to Section 9.1.

9.2 **Tax Distributions**. Notwithstanding Section 9.1, within ninety (90) days of the end of each Fiscal Year, the LLC shall, unless otherwise determined by all of the Voting Members, make a distribution to each holder of Units out of any available cash of the LLC (as determined by the Voting Members) of an amount equal to the excess of (A) the sum of (i) the product of (x) the amount of net income and gain taxable at ordinary tax rates allocated with respect to such Unit (as shown on Schedule K-1 to the LLC's IRS Form 1065) for such Fiscal Year and all prior Fiscal Years and (y) the maximum marginal rate of federal, state and local income tax applicable to an individual subject to tax in the Designated Jurisdiction with respect to such income or gain, (ii) the product of (x) the amount of net income and gain taxable at long-term capital gains rates allocated

with respect to such Unit (as shown on Schedule K-1 to the LLC's IRS Form 1065) for such Fiscal Year and all prior Fiscal Years and (y) the maximum marginal rate of federal, state and local income tax applicable to an individual subject to tax in the Designated Jurisdiction with respect to such income or gain and, (iii) in the event of allocation by the LLC of net income or gain taxable at a rate other than the ordinary or long-term capital gains rates contemplated in clauses (i) and (ii) above, the product of (x) the amount of such net income and gain taxable at such other rate allocated with respect to such Unit (as shown on Schedule K-1 to the LLC's IRS Form 1065) for such Fiscal Year and all prior Fiscal Years and (y) the maximum marginal rate of federal, state and local income tax applicable to an individual subject to tax in the Designated Jurisdiction with respect to such income or gain, over (B) the cumulative cash distributions previously made with respect to such Unit pursuant to this Section and Section 9.1 during such Fiscal Year and all prior Fiscal Years. The determination of the tax rates to be used for purposes of the preceding sentence shall be made by the Voting Members in their good faith discretion after consulting with the LLC's tax advisors, taking into account among other things changes in applicable tax rates over the relevant period, the deductibility of state and local taxes and any limitations on the ability of an individual to deduct any items of expense or loss under United States federal income tax principles. For the avoidance of doubt, the references to "net income and gain" in clauses (A)(i)(x), (A)(ii)(x), and (A)(iii)(x) above shall mean that amount of such gross income and gain of the LLC allocated with respect to such Unit for all such Fiscal Years reduced by the gross amount of loss and deduction allocated with respect to such Unit for all such Fiscal Years that is available as an offset to such income and gain. Without prejudice to the foregoing, the LLC may make a distribution out of any available cash of the LLC (as determined by the Voting Members) to each holder of Units as soon as practicable following the close of each Estimated Tax Period (each an "**Estimated Tax Distribution**") of each Fiscal Year in amounts equal to the estimated tax liability of each Unit holder relating to such Estimated Tax Period (as estimated by the Voting Members in their good faith discretion after consulting with the LLC's tax advisors and based on the results of such quarter and using the methodology and assumptions described in the preceding sentences). Estimated Tax Distributions made during a Fiscal Year shall be treated as advances and shall reduce the distributions otherwise distributable in accordance with the first sentence of this Section for such Fiscal Year, and upon prior written notice, if the amount of Estimated Tax Distributions for a Fiscal Year exceed the amount otherwise distributable in accordance with the first sentence of this Section, the excess distributed to such Member shall be credited against and reduce distributions that would otherwise be made to such Member pursuant to this Section with respect to subsequent Fiscal Years, and if the amount of Estimated Tax Distributions for a Fiscal Year is less than the amount otherwise distributable in accordance with the first sentence of this Section, the LLC may distribute the shortfall to the Members within sixty (60) days of the end of such Fiscal Year. Notwithstanding the foregoing, distributions pursuant to this Section shall not be available to a Member with respect to any guaranteed payment under Code Section 707(c) or any payment to a Member not in his, her or its capacity as a Member under Code Section 707(a). Distributions effected pursuant to this Section with respect to each Unit shall be applied to, treated as included in, and reduce the next succeeding distribution(s) (without double counting) to be made with respect to each such Unit pursuant to (i) Section 9.1 to the extent such amount was allocated pursuant to Section in accordance with such distribution, and (ii) Sections 9.3 and 12.4 to the extent such amount was allocated pursuant to Sections 9.3 and 12.4 in accordance with such distribution as necessary to ensure that, over the period of time since such Unit was issued and outstanding, the aggregate amount distributed respect to each such Unit under this Agreement shall be equal to

the amount which such Unit would have been distributed under this Agreement had there been no distributions pursuant to this Section and had this Section not been part of this Agreement, as reasonably determined in good faith by the Voting Members.

9.3 **Liquidation Event Distributions**.

(a) Upon any Liquidation Event, funds and assets of the LLC determined by the Voting Members to be available for distribution shall be distributed to the Members as follows, in the following order of priority:

(i) First, in proportion and up to the amount of each Member's Unreturned Capital Contributions; and

(ii) Second, to the Members pro rata in proportion to the number of Units held by each. Notwithstanding the foregoing provisions of this Section, amounts that would otherwise be distributed to any Unit that was issued as a Profits Interest shall be reduced by an amount equal to its remaining Profits Interest Threshold Amount for such Unit and the amount by which the distribution to such Profits Interest is reduced shall instead be distributed to the holders of Units as provided in the foregoing provisions of this Section.

(b) For the avoidance of doubt, in the event of any Liquidation Event, any proceeds payable directly to the holders of Units shall be distributed among such holders of Units as though such proceeds were received by the LLC and were distributed from the LLC to the Members in accordance with this Section. For the avoidance of doubt, in the event of any Liquidation Event, if any portion of the consideration payable to the holders of Units is placed into escrow and/or is payable to such holders subject to contingencies, the definitive agreement with respect to such Liquidation Event shall provide that the portion of such consideration that is placed in escrow and/or subject to any contingencies (the "**Contingent Consideration**") shall be allocated to the Members in accordance with this Section as if all of consideration ultimately payable in the transaction, including the Contingent Consideration, is paid without restrictions at the time of closing the Liquidation Event (so that the Contingent Consideration shall be allocated among the Members pro rata based on the amount of such consideration otherwise payable to each Member pursuant to this Section). Each Member (including any Persons to whom a Unit was issued as a Profits Interest in connection with the provision of services, and any Person to whom an Interest is Transferred by another Member) agrees to take such actions as may be required, necessary or advisable to effect the intent of this Section.

(c) In any of such events, if the consideration received by the LLC, or payable to the Members, is other than cash, its value shall be deemed to be the fair market value as determined in good faith by the Voting Members.

9.4 **No Other Withdrawals**. Except as expressly provided in this Agreement, no withdrawals or distributions shall be required or permitted.

9.5 **Distribution Limitations**. Notwithstanding any provision to the contrary contained in this Agreement, the LLC shall not make a distribution to any Member on account of its Interest in the LLC if such distribution would violate the Act or other applicable law or breach any contract or agreement to which the LLC is a party.

ARTICLE X
TRANSFER OF INTERESTS

10.1 **<u>Transfer</u>**. No Member may transfer, sell, encumber, mortgage, pledge, assign or otherwise dispose of, either directly or indirectly, by operation of law or otherwise (herein collectively called a "**Transfer**") any portion of its Interest in the LLC without the consent of the Voting Members, and in the event the Voting Members consent to a Transfer, such Transfer shall also be subject to the other provisions of this Article X.

10.2 **<u>Right of First Refusal</u>**. If a Member proposes to Transfer any Interest in the LLC (including by operation of law or other involuntary transfer), unless otherwise provided in this Agreement, the Member (hereinafter "**Transferring Member**") shall first offer the Interest to the remaining Members ("**Non-Transferring Members**") in accordance with the following provisions:

(a) The Transferring Member shall deliver a written notice to the LLC, as provided by Article VI herein, specifying the amount of the Interest proposed to be Transferred, the proposed purchase price, the terms of payment and all terms and conditions of the proposed Transfer.

(b) The Non-Transferring Members shall have thirty (30) days from the receipt of the Transferring Member's notice to review and respond. Each of the Non-Transferring Members shall have the right to purchase, on the same terms as set forth in the notice described in Section 10.2(a) above, a part of the Interest of the Transferring Member in the proportion that the Member's Percentage Membership Interest bears to the total Percentage Membership Interests of all the Non-Transferring Members who choose to participate in the purchase; provided, however, that the LLC and the Non-Transferring Members may not, in the aggregate, purchase less than the entire Interest to be sold by the Transferring Member. If the Transfer is by gift or bargain sale, the Members agree that the purchase price will be the fair market value of the Interest being Transferred, as determined by an independent business valuation obtained by the Voting Members for such purpose as of the date of the Transferring Member's notice.

(c) In the event that the Non-Transferring Members elect not to exercise the right to purchase the Transferring Member's Interest, then the Transferring Member may sell its Interest to a third-party with the express understanding that the Non-Transferring Members who are Voting Members must approve the transaction unanimously. The Members agree to provide the LLC with written notice of the details of the proposed Transfer, including the name and address of the proposed transferee, the proposed purchase price, and all terms and conditions of the proposed Transfer. The Parties agree that the Non-Transferring Members who are Voting Members shall have thirty (30) days to review the notice before either approving or disapproving the transaction. The Members agree that the decision to approve a proposed sale of Interests in the LLC to a third-party is at the sole discretion of the Non-Transferring Members who are Voting Members.

10.3 **<u>Buyout Upon Death of Member</u>**. Upon the death of a Member, (a) if such Member holds Class A Voting Units, such Units shall automatically convert to Class B Non-Voting Units, and (b) the LLC shall have the option, but not the obligation, to purchase all, but not

part of the Units of such Member at a purchase price equal to the fair market value of such Units, as determined by an independent business valuation at that time obtained by the Voting Members. Such purchase price shall be the amount the deceased Member would have received under Section 12.4 if all of the LLC's business and assets were sold as a going concern at fair market value as of the date of death, all LLC liabilities and costs of dissolution paid and the LLC wound up and dissolved, taking into account market valuation for, and comparable transactions for, companies of a similar size, industry, and history in the marketplace, future projections and prospects, reduced by a market based minority and illiquidity discount. The option under this Section 10.3 shall be exercised by the LLC within one hundred eighty (180) days following the death of the deceased Member, and the purchase and sale shall be consummated within ninety (90) days following the determination of the purchase price for the Units. Reasonable efforts will be made by the LLC to pay to the deceased Member's estate the full value of the Units and, only if it is determined that the value cannot be paid in full without causing the LLC irreparable harm, the remainder will be paid over a period of time acceptable to all parties. The deceased Member's legal representative shall do all things and execute and deliver all documents as may be necessary or reasonably requested by the LLC to consummate such sale and purchase in accordance with the terms and provisions of this Section 10.3. If the LLC fails to exercise the option described in this Section 10.3, the Units shall Transfer to the deceased Member's beneficiaries and/or heirs.

10.4 **Transfer Void**. Any Transfer or attempted Transfer of an Interest in the LLC in contravention of this Agreement shall be absolutely null and void *ab initio* and of no force or effect, on or against the LLC, any Member, any creditor of the LLC or any claimant against the LLC and may be enjoined, and shall not be recorded on the books and records of the LLC. No distributions of cash or property of the LLC shall be made to any transferee of any Interest Transferred in violation hereof, nor shall any such Transfer be registered on the books of the LLC. The Transfer or attempted Transfer of any Interest in violation hereof shall not affect the beneficial ownership of such Interest, and, notwithstanding such Transfer or attempted Transfer, the Member making such prohibited Transfer or attempted Transfer shall retain the right to vote, if any, and the right to receive distributions with respect to such Interest.

10.5 **Effect of Assignment**. Following a Transfer of an Interest that is permitted under this Article X, the transferee of such Interest shall be treated as having made all of the Capital Contributions in respect of, and received all of the distributions received in respect of, such Interest, shall succeed to the Capital Account associated with such Interest and shall receive allocations and distributions under Articles VIII and IX in respect of such Interest as if such transferee were a Member.

10.6 **Legends**.

(a) In the event the Units become certificated Units, any certificate representing Units shall be endorsed with the following legend, as well as with any legends as may be required by applicable federal and state securities laws:

> "THE SALE, PLEDGE, HYPOTHECATION, ASSIGNMENT OR TRANSFER OF THE UNITS REPRESENTED BY THIS CERTIFICATE IS SUBJECT TO THE TERMS AND CONDITIONS OF A CERTAIN WRITTEN AGREEMENT BETWEEN THE REGISTERED HOLDERS OF THE UNITS OF THE LLC (OR

THE PREDECESSOR IN INTEREST TO THE UNITS). SUCH AGREEMENT RESTRICTS THE TRANSFER OF UNITS AND GRANTS TO THE LLC AND/OR OTHER HOLDERS OF UNITS CERTAIN RIGHTS OF FIRST REFUSAL UPON AN ATTEMPTED TRANSFER OF THE UNITS. SUCH AGREEMENT CONTAINS PROVISIONS REGARDING THE VOTING OF THE UNITS REPRESENTED BY THIS CERTIFICATE. COPIES OF SUCH AGREEMENT MAY BE OBTAINED FROM THE ISSUER UPON WRITTEN REQUEST. BY ACCEPTING ANY INTEREST IN SUCH UNITS THE PERSON ACCEPTING SUCH INTEREST SHALL BE DEEMED TO AGREE TO AND SHALL BECOME BOUND BY ALL THE PROVISIONS OF SUCH AGREEMENT."

(b) Any certificate issued at any time in exchange or substitution for any certificate bearing such legends shall also bear such legends, unless the Units represented thereby are no longer subject to the provisions of this Agreement or, in the opinion of the LLC (with advice from counsel to the LLC, as the LLC may deem appropriate), the restrictions imposed under the Securities Act or state securities laws are no longer applicable, in which case the applicable legend (or legends) may be removed.

10.7 **Publicly Traded Partnership Limitations**. Notwithstanding any other provision of this Agreement, no Transfer shall be permitted if (i) the Voting Members determine in their sole discretion that such transaction will either cause the LLC to be characterized as a "publicly traded partnership" or will materially increase the risk that the LLC will be so characterized or (ii) such Transfer would occur in a transaction registered or required to be registered under the Securities Act. For purposes of this Section, the phrase "publicly traded partnership" shall have the meanings set forth in Section 7704(b) and 469(k) of the Code. In particular and without limiting the foregoing, no Transfer shall be permitted, given effect or otherwise recognized, and such Transfer (or purported Transfer) shall be void *ab initio*, if at the time of such Transfer (or as a result of such Transfer) Units are (or would become) traded on an "established securities market" (within the meaning of Treasury Regulation Section 1.7704-1(b)) or are (or would become) "readily tradable on a secondary market or the equivalent thereof" (within the meaning of Treasury Regulation Section 1.7704-1(c)).

10.8 **Effective Date**. Any Transfer in compliance with this Article X shall be deemed effective on the first date as of which with the relevant requirements of this Agreement have been satisfied.

10.9 **"Market Stand-Off" Agreement**. Each Member hereby agrees that it will not, without the prior written consent of the managing underwriter, during the period commencing on the date of the final prospectus relating to the LLC's initial public offering ("**Initial Offering**") and ending on the date specified by the LLC and the managing underwriter (such period not to exceed one hundred eighty (180) days plus such additional period as may reasonably be requested by the LLC or such underwriter to accommodate regulatory restrictions on (i) the publication or other distribution of research reports or (ii) analyst recommendations and opinions, including (without limitation) the restrictions set forth in Rule 2711(f)(4) of the Financial Industry Regulatory Authority and Rule 472(f)(4) of the New York Stock Exchange, as amended, or any similar successor rules) (a) lend, offer, pledge, sell, contract to sell, sell any option or contract to

purchase, purchase any option or contract to sell, grant any option, right or warrant to purchase, or otherwise Transfer or dispose of, directly or indirectly, any Units, or any securities convertible into or exercisable or exchangeable for any such Units or shares held immediately prior to the effectiveness of the registration statement for such offering, or (b) enter into any swap or other arrangement that transfers to another, in whole or in part, any of the economic consequences of ownership of any such Units or shares, whether any such transaction described in clause (a) or (b) above is to be settled by delivery of such Units or shares or other securities, in cash or otherwise. The foregoing provisions of this Section shall apply only to the LLC's Initial Offering of equity securities, shall not apply to the sale of any Units or shares to an underwriter pursuant to an underwriting agreement and shall only be applicable to the Members if all officers, managers, directors and holders of greater than one percent (1%) of the LLC's outstanding securities (on an as-converted basis) enter into similar agreements. The underwriters in connection with the LLC's Initial Offering are intended third-party beneficiaries of this Section and shall have the right, power and authority to enforce the provisions hereof as though they were a party hereto. Each Member further agrees to execute such agreements as may be reasonably requested by the underwriters in the LLC's Initial Offering that are consistent with this Section or that are necessary to give further effect thereto. Any discretionary waiver or termination of the restrictions of any or all of such agreements by the LLC or the underwriters shall apply to all Members subject to such agreements pro rata based on the number of Units or shares subject to such agreements.

In order to enforce the foregoing covenant, the LLC may impose stop-transfer instructions with respect to the above described securities of each Member (and the Units, shares or securities (as applicable) of every other Person subject to the foregoing restriction) until the end of such period.

(a) Each Member agrees that a legend reading substantially as follows shall be placed on all certificates representing the all of above described securities of each Member (and the Units, shares or securities (as applicable) of every other Person subject to the restriction contained in this Section):

> THE SECURITIES REPRESENTED BY THIS CERTIFICATE ARE SUBJECT TO A LOCK-UP PERIOD AFTER THE EFFECTIVE DATE OF THE ISSUER'S INITIAL REGISTRATION STATEMENT FILED UNDER THE ACT, AS AMENDED, AS SET FORTH IN AN AGREEMENT BETWEEN THE LLC AND THE ORIGINAL HOLDER OF THESE SECURITIES, A COPY OF WHICH MAY BE OBTAINED AT THE ISSUER'S PRINCIPAL OFFICE. SUCH LOCK-UP PERIOD IS BINDING ON TRANSFEREES OF THESE UNITS.

10.10 **Drag-Along Right**. Notwithstanding anything contained herein to the contrary, if (i) a Majority in Interest of the Voting Members and Majority in Interest of all of the Members (including for this purpose only holders of Non-Voting Units) approve a Liquidation Event or the sale of all of the Units of the Company (an "**Approved Sale**"), or (ii) two (2) Founders approve an Approved Sale with aggregate proceeds of at least $10,000,000, each Member hereby agrees with respect to all Units and other securities of the LLC which he, she or it owns or otherwise exercises voting or dispositive authority:

(a) In the event such transaction is to be brought to a vote at a meeting of the Members, after receiving proper notice of any meeting of the Members of the LLC to vote on the approval of an Approved Sale, to be present, in person or by proxy, as a holder of voting securities, at all such meetings and be counted for the purposes of determining the presence of a quorum at such meetings;

(b) to vote (in person, by proxy or by action by written consent, as applicable) all Units of the LLC as to which it has beneficial ownership in favor of such Approved Sale and in opposition of any and all other proposals that could reasonably be expected to delay or impair the ability of the LLC to consummate such Approved Sale;

(c) to refrain from exercising any dissenters' rights or rights of appraisal under applicable law (including, without limitation, Section 18-210 of the Act) at any time with respect to such Approved Sale;

(d) to execute and deliver all related documentation, including but not limited to, an instrument of transfer or purchase agreement, and take such other action in support of the Approved Sale as shall reasonably be requested by the LLC; and

(e) neither the Members nor any Affiliates thereof shall deposit any Units beneficially owned by such Member or Affiliate in a voting trust or subject any such Units to any arrangement or agreement with respect to the voting of such Units.

Notwithstanding the foregoing, no Member shall be required to vote in the manner described by this Section unless the net proceeds of such Approved Sale are to be distributed to Members of the LLC in accordance with Section 9.3 hereof.

During the term of this Agreement, each of the Members agrees to vote all Units now or hereafter owned by such Member, whether beneficially or otherwise, or as to which such Member has voting power at a regular or special meeting of the Members (or by written consent), and to take all other actions requested by the LLC, in accordance with the provisions of this Section. Upon the failure of any Member to vote or transfer their Units in accordance with the terms of this Section, such Member hereby grants to the LLC a proxy coupled with an interest in all Units owned by such Member, which proxy shall be irrevocable until this Agreement terminates pursuant to its terms or this Section is amended to remove such grant of proxy in accordance with Section hereof, to vote all such Units at a regular or special meeting of the Members (or by written consent) or execute such documents and agreements as is necessary or desirable to effect the transactions contemplated by this Section. It is agreed and understood that monetary damages would not adequately compensate an injured Member for the breach of this Section by any other Member, that this Section shall be specifically enforceable, and that any breach or threatened breach of this Section shall be the proper subject of a temporary or permanent injunction or restraining order. Further, each Member waives any claim or defense that there is an adequate remedy at law for such breach or threatened breach.

10.11 **Redemption**. The Voting Units shall not be redeemable at the option of the holder thereof.

ARTICLE XI
INDEMNIFICATION AND LIMITATION OF LIABILITY

11.1 **Indemnification**.

(a) For purposes of this Article XI, (i) "agent" means each Manager, former Manager, officer, former officer, Member and former Member of the LLC or any direct or indirect subsidiary of the LLC; (ii) "proceeding" means any threatened, pending or completed action or proceeding, whether civil, criminal, administrative, legislative or investigative; and (iii) "expenses" include, without limitation, reasonable attorneys' fees and other expenses of establishing a right of indemnification under this Section. The LLC shall, to the fullest and broadest extent permitted by law, indemnify and hold harmless each agent (and his or her heirs and legal and personal representatives) against losses and damages arising out of liabilities or expenses incurred by him or her as a result of serving in the capacity by reason of which such Person is deemed to be an "agent" pursuant to this subsection (a), regardless of whether the agent is or continues to be a Member, Manager or officer at the time any such liability or expense is paid. Without limiting the generality of the foregoing, the LLC hereby agrees to indemnify each agent (and his or her heirs and legal and personal representatives), and to save and hold him or her harmless, from and in respect of all (1) fees, costs and expenses incurred in connection with or resulting from any demand, claim, action or proceeding against such agent (and his or her heirs and legal and personal representatives) or the LLC that arises out of or in any way relates to the agent's service in the capacity by reason of which such Person is deemed to be an "agent" pursuant to this subsection (a), and (2) such demands, claims, actions and proceedings and any losses or damages resulting therefrom, including judgments, fines and amounts paid in settlement or compromise (if such settlement or compromise is approved in advance by the LLC, which approval shall not be unreasonably withheld) of any such demand, claim, action or proceeding. Notwithstanding the foregoing, this right of indemnification shall not extend to (i) conduct by an agent if it is determined by a final judgment of a court of competent jurisdiction or by arbitration that such agent's conduct was undertaken in bad faith or that the agent's conduct or his or her acts or omissions constituted recklessness, fraud or intentional wrongdoing, or (ii) any liability arising by reason of any act or omission of an agent subsequent to his or her ceasing to be a Member, Manager or officer or subsequent to the termination of the LLC. The termination of any proceeding by a judgment, order, settlement, conviction or upon a plea of nolo contendere, or its equivalent, shall not, of itself, create a presumption that the agent failed to meet the applicable standard of conduct. The LLC shall be required to pay the expenses incurred by any agent indemnified hereunder in connection with any proceeding in advance of the final disposition of such proceeding upon receipt of an undertaking by or on behalf of such agent to repay such payment if there shall be an adjudication or determination that such agent is not entitled to indemnification as provided herein.

(b) The indemnification accorded to an agent under Section 11.1(a) shall be made solely out of the assets of the LLC, and no Member, Manager or officer shall have any personal liability or other obligation therefor. Nothing in Section 11.1(a) shall be deemed to require any Member to make any additional Capital Contribution.

(c) If any agent wishes to make a claim under Section 11.1(a), the agent shall notify the LLC in writing within thirty (30) days after receiving notice of the commencement of

any action that may result in a right to be indemnified under Section 11.1(a); provided however that the failure to notify the LLC will not relieve the LLC of any liability for indemnification pursuant to Section 11.1(a) (except to the extent that the failure to give notice will have been materially prejudicial to the LLC).

11.2 **Exculpation by Members**. No agent shall be liable to the LLC or any Member or any Person who acquires any interest in the LLC for (a) honest mistakes in judgment, or for action or inaction, taken reasonably and in good faith and for a purpose that was reasonably believed to be in the best interests of the LLC or (b) losses sustained or liabilities incurred as a result of any act or omission of such agent if such act or omission did not constitute bad faith, recklessness, fraud or intentional wrongdoing on the part of the agent. Each agent may consult with counsel, accountants and other professionals in respect of LLC affairs and shall be fully protected and justified in acting, or failing to act, if such action or failure to act is in accordance with the reasonable advice or opinion of such counsel, accountant or other professional and if such counsel, accountant or other professional shall have been selected with reasonable care. Notwithstanding the foregoing, the provisions of this Section shall not relieve any Person of liability arising by reason of acting in bad faith, or if such Person's conduct in the performance of its duties hereunder, or its acts or omissions, constitute recklessness, fraud, intentional wrongdoing or gross negligence. This Agreement shall be construed to give effect to the provisions of this Section to the fullest extent permitted by law.

11.3 **Limitation of Liability**. Notwithstanding anything to the contrary herein contained, the debts, obligations and liabilities of the LLC shall be solely the debts, obligations and liabilities of the LLC and no Member, Manager or officer shall be obligated personally for any such debt, obligation or liability of the LLC solely by reason of being a Member, Manager or officer of the LLC.

11.4 **Counsel to the LLC**. Counsel to the LLC may also be counsel to a Member with respect to matters related to or unrelated to the LLC. Any Manager may execute on behalf of the LLC and the Members any consent to the representation of the LLC that counsel may request pursuant to the California Rules of Professional Conduct or similar rules in any other jurisdiction ("**Rules**"). Each Member acknowledges that the LLC's counsel does not represent any Member in its capacity as a Member in the absence of a clear and explicit written agreement to such effect between the Member and the LLC's counsel (and then only to the extent specifically set forth in such agreement), and that in the absence of any such agreement the LLC's counsel shall owe no duties directly to a Member. Each Member further acknowledges that, whether or not the LLC's counsel has in the past represented or is currently representing such Member with respect to other matters, the LLC's counsel has not represented the interests of any Member in the preparation and negotiation of this Agreement.

ARTICLE XII
DISSOLUTION AND TERMINATION

12.1 **Dissolution**. The LLC shall be dissolved, its assets disposed of and its affairs wound up upon the first to occur of the following:

(a) subject to Article III, the affirmative vote of a Majority in Interest of the Voting Members; or

(b) the entry of a decree of judicial dissolution under the Act.

Except as otherwise provided herein, the death, bankruptcy, incompetency, retirement, resignation, expulsion or dissolution of a Member, or the occurrence of any other event that terminates the continued membership of a Member in the LLC, shall not dissolve or terminate the LLC. Notwithstanding any other provision of this Agreement, the bankruptcy (as defined in Sections 18-101(1) and 18-304 of the Act) of a Member will not cause that Member to cease to be a member of the LLC, and upon the occurrence of such an event, the business of the LLC shall continue without dissolution. Notwithstanding any other provision of this Agreement, each Member waives any right it might have under Section 18-801(b) of the Act to agree in writing to dissolve the LLC upon the occurrence of the bankruptcy (as defined in Sections 18-101(1) and 18-304 of the Act) of a Member or the occurrence of any other event that causes a Member to cease to be a Member of the LLC.

12.2 **Authority to Wind Up**. Upon the dissolution of the LLC as set forth in Section 12.1, the Voting Members shall have all necessary power and authority required to marshal the assets of the LLC, to pay the LLC's creditors, to distribute assets and otherwise wind up the business and affairs of the LLC. In particular, the Voting Members shall have the authority to continue to conduct the business and affairs of the LLC insofar as such continued operation remains consistent, in the judgment of the Voting Members, with the orderly winding up of the LLC.

12.3 **Winding Up and Certificate of Cancellation**. The winding up of the LLC shall be completed when all debts, liabilities and obligations of the LLC have been paid and discharged or reasonably adequate provision therefor has been made, and all of the remaining property and assets of the LLC have been distributed to the Members.

12.4 **Distribution of Assets**. Upon dissolution and winding up of the LLC, the affairs of the LLC shall be wound up and the LLC liquidated by the Voting Members. The assets of the LLC shall be distributed as follows in accordance with the Act:

(a) to the payment of the expenses of the winding-up, liquidation and dissolution of the LLC;

(b) to creditors of the LLC, including, in accordance with the terms agreed among them and otherwise on a pro rata basis (based on amounts owed to them), Members who are creditors (other than in respect of distributions owing to them or to former Members hereunder), either by the payment thereof or the making of reasonable provision therefor; and

(c) to establish reserves, in amounts established by the Voting Members or such liquidator, to meet other liabilities of the LLC other than to the Members or former Members in respect of distributions owing to them hereunder.

The remaining assets of the LLC shall be applied and distributed among the Members in accordance with the provisions this Agreement.

The distribution of cash, securities and other property to a Member in accordance with the provisions of this Section shall constitute a complete return to the Member of its Capital Contributions and a complete distribution to the Member of its Interest and all the LLC's property, and shall constitute a compromise to which all Members have consented within the meaning of the Act. If such cash, securities and other property are insufficient to return such Member's Capital Contributions or returns thereon, the Member shall have no recourse against the Voting Members, other Members or officers.

ARTICLE XIII
MISCELLANEOUS

13.1 **Amendment**. Any provision of this Agreement may be amended or waived from time to time by the written agreement of a Majority in Interest of the Voting Members; provided, however, that if any such amendment or waiver would (a) uniquely and adversely or (b) disproportionately and adversely affect a Class of Units as opposed to any other Class of Units (taking into account the relative rights and obligations of the Class of Units as compared to other Classes of Units), such amendment or waiver shall also require the written consent of a Majority in Interest of such Class of Units. For the avoidance of doubt, the issuance of new Units, including new Units that are pari passu with or senior to any existing Class of Units with respect to distributions, shall not be deemed to uniquely and adversely or disproportionately and adversely affect any Class of Units.

13.2 **Power of Attorney**. By signing this Agreement, each Member hereby makes, constitutes and appoints the Voting Members, and each of them, with full power of substitution and resubstitution, his, her or its true and lawful agent or agents and attorney- or attorneys-in-fact for him, her or it and in his, hers or its name, place and stead, to sign, execute, certify, acknowledge, file and record (i) the Certificate, (ii) all instruments amending, restating or canceling the Certificate, as the same may hereafter be amended or restated, that may be appropriate and (iii) such other agreements, instruments, elections or documents as may be necessary or advisable (a) to reflect the exercise by a Member of any of the powers granted to him, her or it under this Agreement, (b) to reflect the admission to the LLC of any additional Member in accordance with this Agreement, (c) that may be required of the LLC or of the Members by the laws of Delaware or any other jurisdiction, (d) to comply with all applicable requirements associated with implementing the Safe Harbor as provided herein, and (e) to effect the agreements and transactions set forth herein with respect to structuring and consummating a Liquidation Event. Each Member authorizes such agent or attorney-in-fact to take any further action that such agent or attorney-in-fact shall consider necessary or advisable in connection with any of the foregoing, hereby giving such agent or attorney-in-fact full power and authority to do and perform each and every act or thing whatsoever requisite or advisable to be done in and about the foregoing as fully as such Member might or could do if personally present, and hereby ratifying and confirming all that such agent or attorney-in-fact shall lawfully do or cause to be done by virtue hereof. Each Member shall provide to the Voting Members copies of all documents executed pursuant to the power of attorney contained in this Section.

(b) The power of attorney granted pursuant to this Section:

(i) is a special power of attorney coupled with an interest and is irrevocable;

(ii) may be exercised by such attorney-in-fact by listing all of the Members executing any agreement, certificate, instrument or document with the single signature of such attorney-in-fact acting as attorney-in-fact for all of them; and

(iii) shall survive the assignment by a Member of its Interest in the LLC, except that where the assignee thereof is admitted as a Member, the power of attorney shall survive such assignment as to the assignor Member for the sole purpose of enabling such attorney-in-fact to execute, acknowledge and file any such agreement, certificate, instrument or document as is necessary to effect such admission.

13.3 **Withholding**. The LLC shall at all times be entitled to make payments with respect to any Member in amounts required to discharge any obligation of the LLC to withhold or make payments to any governmental authority with respect to any federal, state, local, or other jurisdictional tax liability of such Member arising as a result of such Member's Interest in the LLC. To the extent each such payment satisfies an obligation of the LLC to withhold, with respect to any distribution to a Member on which the LLC did not withhold or with respect to any Member's allocable share of the income of the LLC, each such payment shall be deemed to be a loan by the LLC to such Member (which loan shall be deemed to be immediately due and payable) and shall not be deemed a distribution to such Member. The amount of such payments made with respect to such Member, plus interest, on each such amount from the date of each such payment until such amount is repaid to the LLC at an interest rate per annum equal to the prime rate published in the *Wall Street Journal* on the date of such payment by the LLC with respect to such Member, shall be repaid to the LLC by (a) deduction from any cash distributions made to such Member pursuant to this Agreement, or (b) earlier payment by such Member to the LLC, in each case as determined by the LLC in its discretion. The LLC may, in its discretion, defer making distributions to any Member owing amounts to the LLC pursuant to this Section until such amounts are paid to the LLC and shall in addition exercise any other rights of a creditor with respect to such amounts. Each Member agrees to indemnify and hold harmless the LLC and each of the Members, from and against liability for taxes, interest, or penalties which may be asserted by reason of the failure to deduct and withhold tax on amounts distributable or allocable to said Member. Any amount payable as indemnity hereunder by a Member shall be paid promptly to the LLC upon request for such payment from the LLC, and if not so paid, the LLC shall be entitled to claim against and deduct from the Capital Account of, or from any distribution due to, the affected Member for all such amounts.

13.4 **Apportionment of Amounts Withheld at the Source or Paid by the LLC**.

(a) If the LLC receives securities disposition proceeds or other income with respect to which taxes have been withheld at the source or with respect to which the LLC makes payments to any taxing authority, the aggregate amount of such taxes so withheld or paid shall be deemed for all purposes of this Agreement to have been received by the LLC and then distributed by the LLC to and among the Members based on the amount of such withholding or other taxes attributable to each Member, as determined by the Voting Members after consulting with the LLC's accountants or other advisers, taking into account any differences in the amount of such

withholding or other taxes attributable to each Member because of such Member's status, nationality or other characteristics. The intent of the preceding sentence is to have the burden of taxes withheld at the source or paid or reimbursed by the LLC borne by those Members to which such withholding or other taxes are attributable to the maximum extent possible. If the amounts deemed distributed to the Members in accordance with such sentence do not comport with the provisions of this Agreement relating to the apportionment of distributions among the Members, then, notwithstanding such distribution provisions, subsequent distributions to the Members shall be adjusted in an equitable manner by the Voting Members to reflect the intent of such sentence.

(b) If the LLC is required to remit cash to a governmental agency in respect of a withholding obligation arising from an in-kind distribution by the LLC or the LLC's receipt of an in-kind payment, the Voting Members may cause the LLC to sell an appropriate portion of the property at issue and, to the extent permitted by applicable law (as determined by the Voting Members), any resulting income or gain shall be allocated solely for income tax purposes entirely to the Member or Members in respect of which such withholding obligation arises (in such proportion as the Voting Members shall determine in their reasonable discretion).

13.5 **Notice to and Consent of Members**. By executing this Agreement, each Member acknowledges that it has actual notice of and consents to (a) all of the provisions hereof (including the restrictions on Transfer), and (b) all of the provisions of the Certificate.

13.6 **Further Assurances**. The parties agree to execute and deliver any further instruments or documents and perform any additional acts which are or may become necessary to effectuate and carry on the LLC and this Agreement.

13.7 **Binding Effect**. Subject to the restrictions on Transfer set forth in this Agreement, this Agreement shall be binding on and inure to the benefit of the Members and their respective transferees, successors, assigns and legal representatives.

13.8 **Governing Law**. This Agreement shall be governed by and construed under the laws of the State of Delaware as applied to agreements among Delaware residents entered into and to be performed entirely within Delaware.

13.9 **Title to LLC Property**. Legal title to all property of the LLC will be held and conveyed in the name of the LLC.

13.10 **Dispute Resolution**. Any controversy, dispute, or claim arising out of, in connection with, or in relation to the interpretation, performance or breach of this Agreement or any agreement or other instrument executed pursuant hereto or otherwise arising out of the execution of any of the foregoing, including, without limitation, any claim based on contract, tort, or statute, shall be resolved or determined, at the request of any party, by arbitration conducted in Los Angeles, California, in accordance with the then-existing Rules for Commercial Arbitration of the American Arbitration Association. Any judgment or award rendered by the arbitrator will be final, binding and non-appealable, and judgment may be entered by any State or Federal court having jurisdiction thereof. The arbitrator shall be required to decide the controversy in accordance with applicable substantive law. Any controversy concerning whether a dispute is an arbitrable dispute or as to the interpretation or enforceability of this Section shall be determined

by the arbitrator. The arbitrator shall be a retired or former judge and must have substantial professional experience with regard to corporate or partnership legal matters. All arbitration proceedings shall be held in the strictest of confidence and all parties and counsel shall be bound by such requirement of confidentiality. The parties intend that this agreement to arbitrate be valid, enforceable and irrevocable. The designation of a situs or a governing law for this Agreement or the arbitration shall not be deemed an election to preclude application of the Federal Arbitration Act, if it would be applicable. In the arbitrator's award, the arbitrator shall allocate, in his or her discretion, among the parties to the arbitration all costs of arbitration, including the fees of the arbitrator and reasonable attorney's fees, costs and expert witness expenses of the parties.

13.11 **Entire Agreement**. This Agreement and the Exhibits hereto constitute the entire agreement among the parties with respect to the subject matter herein. This Agreement and the Exhibits hereto replace and supersede all prior agreements by and among the Members or any of them in respect of the LLC. This Agreement and the Exhibits hereto supersede all prior written and oral statements; and no representation, statement, condition or warranty not contained in this Agreement or the Exhibits hereto will be binding on the Members or the LLC or have any force or effect whatsoever.

13.12 **Counterparts**. This Agreement may be executed in two or more counterparts, each of which shall be deemed an original, but all of which together shall constitute one and the same instrument. For the avoidance of doubt, affirmation or signature of this Agreement or any Unit purchase or issuance agreement by electronic means (an "**Electronic Signature**") shall constitute the execution and delivery of a counterpart of this Agreement or such Unit purchase or issuance agreement by or on behalf of such Person intending to be bound by the terms of this Agreement. The parties hereto agree that this Agreement, each Unit purchase or issuance agreement and any additional information incidental thereto may be maintained as electronic records. Any Person providing an Electronic Signature further agrees to take any and all additional actions, if any, evidencing their intent to be bound by the terms of this Agreement, as may be reasonably requested by the Voting Members.

13.13 **No State-law Partnership**. The Members intend that the LLC not be a partnership (including a limited partnership) or joint venture, and that no Member be a partner or joint venturer of any other Member by virtue of this Agreement, for any purposes other than for U.S. federal income tax purposes as set forth in this Agreement, and neither this Agreement nor any other document entered into by the LLC or any Member relating to the subject matter hereof shall be construed to suggest otherwise.

13.14 **Tax Classification**. It is the intent of the Members that, prior to any conversion of the LLC to a corporate legal entity in compliance with the provisions of this Agreement, the LLC shall always be operated in a manner consistent with its treatment as a "partnership" for federal, state and local income and franchise tax purposes at all times that it has two (2) or more Members. In accordance therewith, (a) no Member shall file any election with any taxing authority to have the LLC treated otherwise, and (b) each Member hereby represents, covenants, and warrants that it shall not maintain a position inconsistent with such treatment. The Members agree that at all times that it has two (2) or more Members, except as otherwise required by applicable law, they (i) will not cause or permit the LLC to elect (A) to be excluded from the provisions of Subchapter K of the Code, or (B) to be treated as a corporation or an association taxable as a corporation for

any tax purposes; (ii) will cause the LLC to make any election reasonably determined by the TMP to be necessary or appropriate in order to ensure the treatment of the LLC as a partnership for all tax purposes; (iii) will cause the LLC to file any required tax returns in a manner consistent with its treatment as a partnership for tax purposes; and (iv) have not taken, and will not take, any action that would be inconsistent with the treatment of the LLC as a partnership for such purposes.

13.15 **Severability**. If any provision of this Agreement is held to be illegal, invalid, or unenforceable under any present or future laws applicable to the LLC effective during the term of this Agreement, such provision will be fully severable; this Agreement will be construed and enforced as if such illegal, invalid, or unenforceable provision had never comprised a part of this Agreement; and the remaining provisions of this Agreement will remain in full force and effect and will not be affected by the illegal, invalid, or unenforceable provision or by its severance from this Agreement.

13.16 **No Third Party Beneficiary**. This Agreement is made solely and specifically among and for the benefit of the parties hereto, and their respective successors and permitted assigns, and no other Person will have any rights, interest, or claims hereunder or be entitled to any benefits under or on account of this Agreement as a third party beneficiary or otherwise.

13.17 **Interpretation**. The titles and section headings set forth in this Agreement are for convenience only and shall not be considered as part of agreement of the parties. When the context requires, the plural shall include the singular and the singular the plural, and any gender shall include all other genders. No provision of this Agreement shall be interpreted or construed against any party because such party or its counsel was the drafter thereof.

13.18 **Aggregation of Units**. All Units held or acquired by Affiliates of Members shall be aggregated together for the purpose of determining the availability of any rights under this Agreement.

(Remainder of page intentionally left blank.)

IN WITNESS WHEREOF, the parties have executed this Agreement as of the day and year first indicated above.

MEMBERS:

DocuSigned by:
EAF603AB97C24A6...
____
Nicholas Nomann

DocuSigned by:
Scott Yamano
288D443B1BAA41B...
____
Scott Yamano

DocuSigned by:
David Palmer
8B801F3C358748E...
____
David Palmer

____
Brent Freeman

____
Richard Simon

F&P Investment Properties, LLC

By: ________________________
Name: Bob Formica
Title:

KoBre Holdings, LLC

DocuSigned by:
Brett Henry
77428879E56A438...
By: ________________________
Name: Brett Henry
Title: Authorized Signatory

Michael Berj Gourdikian and Hilda Kasper Gourdikian, as Trustees of the Michael Berj Gourdikian and Hilda Kasper Gourdikian Revocable Trust

DocuSigned by:
Michael Berj Gourdikian
9B4743E204794DD...
By: ________________________
Name: Michael Berj Gourdikian
Title: Trustee

[signatures continue on following page]

E4Site Inc.

DocuSigned by:
Sukant Jain
2A6E0EF88A0948D...

By: ________________________
Name: Sukant Jain
Title: President

Renee Fraser, as Trustee of REF Revocable Trust

By: ________________________
Name: Renee Fraser
Title: Trustee

Larsson Investment LLC

DocuSigned by:
415DD0CB57D044A...

By: ________________________
Name: Chris Berman
Title: Manager

Solkow/Chen LLC

DocuSigned by:
Stuart Solkow
028CD1D72B5F4E3...

By: ________________________
Name: Stuart Solkow
Title: President

Connected VC, LLC

By: ________________________
Name: Simeon Nestorov
Title:

CONSENT OF SPOUSE

The undersigned spouse(s) of the party (parties) to the foregoing Agreement acknowledges the following on his or her own behalf. I have read the foregoing Agreement and I know its contents. I am aware that by its provision my spouse grants the LLC and/or the other Members an option to purchase all of his or her Units (as applicable), including my community interest in them. I hereby consent to any such sale, approve of the provisions of the Agreement, and agree that such Units and my interest in them are subject to the provisions of the Agreement and that I will take no action at any time to hinder operation of the Agreement on such Units or my interest in them.

____
Printed Name

____
Signature

EXHIBIT A
TO THE
SECOND AMENDED LIMITED LIABILITY COMPANY AGREEMENT OF
YOGA CLUB, LLC

MEMBERS; CAPITAL CONTRIBUTIONS; PERCENTAGE MEMBERSHIP INTEREST; PERCENTAGE VOTING INTEREST; UNITS

Name and Address	Capital Contributions	Percentage Membership Interest	Percentage Voting Interest	Class A Voting Units	Class B Units	Class C Units
Nicholas Nomann 452 Rosecrans Ave., Unit B Manhattan Beach, CA 90266	$0.00	20.716%	25%	2,000,000	---	---
Scott Yamano 407 Larsson St. Manhattan Beach, CA 90266	$350,000.00	23.617%	25%	2,000,000	---	280,000
Brent Freeman 1444 Kentfield Avenue Redwood City, CA 94061	$0.00	20.716%	25%	2,000,000	---	---
David Palmer 1939 Redondela Drive Rancho Palos Verdes, CA 90275	$0.00	20.716%	25%	2,000,000	---	---

Name and Address	Capital Contributions	Percentage Membership Interest	Percentage Voting Interest	Class A Voting Units	Class B Units	Class C Units
F&P Investment Properties LLC 370 Chestnut St. Cheshire, CT 06410	$76,250.00	0.790%	---	---	---	76,250
Richard Simon 1595 Pacific Ave., Apt. 209 San Francisco, CA 94109	$25,416.00	0.263%	---	---	---	25,416
KoBre Holdings LLC 1732 Aviation Blvd., #217 Redondo Beach, CA 90278	$255,205.00	2.643%	---	---	---	255,205
Michael Berj Gourdikian and Hilda Kasper Gourdikian, as Trustees of the Michael Berj Gourdikian and Hilda Kasper Gourdikian Revocable Trust 1611 Oakhaven Dr. Arcadia, CA 91006	$407,290.44	3.908%	---	---	---	377,291
E4Site Inc. 6700 E. Pacific Coast Hwy., Suite 201 Long Beach, CA 90803	$100,000	0.829%	---	---	---	80,000

Name and Address	Capital Contributions	Percentage Membership Interest	Percentage Voting Interest	Class A Voting Units	Class B Units	Class C Units
Larsson Investment LLC 407 Larsson St. Manhattan Beach, CA 90266	$100,000	0.829%	---	---	---	80,000
Renee Fraser, as Trustee of REF Revocable Trust 2700 Neilson Way, #1025 Santa Monica, CA 90245	$100,000	0.829%	---	---	---	80,000
Solkow/Chen LLC 1401 South Village Way, Suite B Santa Ana, CA 92705	$100,000	0.829%	---	---	---	80,000
Connected VC, LLC 2 Cottage Lane Marlboro, New Jersey 07746	$350,000	3.315%	---	---	40,000	320,000
Total	$1,864,161.44	100.00%	100.00%	8,000,000	40,000	1,374,162